SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2007 KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director

KT CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of

KT Corporation:

We have reviewed the accompanying non-consolidated balance sheet of KT Corporation (the “Company”) as of September 30, 2007 and the related non-consolidated statements of income for the three months and nine months then ended and of changes in equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. The non-consolidated statement of income for the three months and nine months ended September 30, 2006 and cash flows for the nine months then ended, were reviewed by KPMG Samjong Accounting Corp. (“KPMG”) in accordance with standards for review of interim financial statements in the Republic of Korea, whose report dated November 1, 2006 expressed that nothing had come to their attention that caused them to believe that the financial statements were not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea. The non-consolidated statements of income for the three months and nine months ended September 30, 2006 and cash flows for the nine months then ended, were reviewed by KPMG before the effects of the adjustments discussed in Note 29 to the accompanying non-consolidated financial statements, but the accompanying non-consolidated financial statements for the three months and nine months then ended presented herein for comparative purpose include such adjustments.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the financial statements as of and for the three months and nine months ended September 30, 2007 referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.

The non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows (not included in the accompanying financial statements) for the year ended December 31, 2006, were audited by KPMG in accordance with auditing standards generally accepted in the Republic of Korea, whose report dated February 6, 2007, expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2006, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

November 12, 2007

Notice to Readers

This report is effective as of November 12, 2007, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Unaudited)

ASSETS	September 30, 2007		December 31, 2006
	(In millions of Korean won)
CURRENT ASSETS:
Cash and cash equivalents (Notes 2, 3 and 20)	(Won)	905,346	(Won)	1,036,765
Short-term financial instruments (Notes 2, 3 and 4)		211,861		120,563
Short-term loans (Note 20)		103,090		110,224
Accounts receivable – trade, net of allowance for doubtful accounts of (Won)236,235 million as of 2007 and (Won)308,240 million as of 2006 and present value discount of (Won)1,467 million as of 2007 and (Won)3,292 million as of 2006 (Notes 2, 8, 20 and 21)		1,800,590		1,522,136
Accounts receivable – other, net of allowance for doubtful accounts of (Won)96,492 million as of 2007 and (Won)99,958 million as of 2006 and present value discount of (Won)1,100 million as of 2007 and (Won)854 million as of 2006 (Notes 2, 8, 20 and 21)		203,697		160,984
Inventories, net (Notes 2, 5 and 11)		96,662		92,982
Other current assets (Notes 2, 20, 23 and 30)		238,290		195,534

Total Current Assets		3,559,536		3,239,188

NON- CURRENT ASSETS:
Investment Assets:
Available-for-sale securities (Notes 2 and 6)		17,024		12,052
Equity securities of affiliates (Notes 2 and 7)		3,397,454		3,461,226
Long-term loans		94,693		187,581
Other investment assets		—		208

Total Investment Assets		3,509,351		3,661,067

Property and Equipment:
Property and equipment, at cost		37,207,251		36,417,217
Less accumulated depreciation		(26,775,610)		(25,844,975)
Less accumulated impairment		(4,457)		—
Less contribution for construction		(190,041)		(174,158)

Property and Equipment, Net (Notes 2, 9, 10, 11, 12 and 18)		10,237,143		10,398,084

Intangible Assets, Net (Notes 2, 13 and 14)		419,610		470,782

Other Non-Current Assets (Notes 2, 21 and 30)		217,264		193,212

Total Non-Current Assets		14,383,368		14,723,145

TOTAL ASSETS	(Won)	17,942,904	(Won)	17,962,333

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY	September 30, 2007		December 31, 2006
	(In millions of Korean won)
CURRENT LIABILITIES:
Accounts payable – trade (Notes 8 and 20)	(Won)	643,717	(Won)	657,392
Accounts payable – other (Notes 8 and 18)		539,481		829,328
Advance receipts		46,960		66,174
Withholdings		67,897		65,492
Accrued expenses (Note 8)		540,986		285,151
Income taxes payable		270,637		340,065
Current portion of long-term debt, net (Notes 2 and 15)		590,083		709,150
Other current liabilities (Notes 2, 8, 17, 22 and 23)		285,183		317,497

Total Current Liabilities		2,984,944		3,270,249

NON-CURRENT LIABILITIES:
Long-term debt, excluding current portion, net (Notes 2, 15 and 20)		4,592,149		4,700,228
Refundable deposits for telephone installation (Note 19)		858,130		907,519
Accrued severance indemnities, net (Notes 2 and 16)		454,592		336,910
Other long-term liabilities (Notes 2, 8, 17,18 ,22 and 30)		155,519		198,347

Total Non-current Liabilities		6,060,390		6,143,004

Total Liabilities		9,045,334		9,413,253

STOCKHOLDERS’ EQUITY:
Common stock (Notes 1 and 24)		1,560,998		1,560,998
Capital Surplus:
Additional paid-in capital		1,440,258		1,440,258
Other additional surplus (Note 30)		519		652

Total Capital Surplus		1,440,777		1,440,910

Capital adjustments:
Treasury stock (Note 26)		(3,825,688)		(3,826,572)
Stock options (Notes 2 and 33)		8,880		8,855
Stock grants (Notes 2 and 33)		767		—

Total Capital Adjustments		(3,816,041)		(3,817,717)

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY	September 30, 2007		December 31, 2006
	(In millions of Korean won)
Accumulated Other Comprehensive Income (Note 32)
Unrealized gain on valuation of available-for-sale securities (Notes 2, 6 and 30)		4,038		4,386
Other changes in equity of affiliates, net (Notes 2, 7 and 30)		6,541		6,592
Gain on valuation of derivatives, net (Note 23)		2,285		—

Total Other Comprehensive Income (Note 32)		12,864		10,978

Retained Earnings:
Legal reserve (Note 25)		780,499		780,499
Reserve for business rationalization		443,416		443,416
Reserve for business expansion		4,000,000		4,000,000
Reserve for special bonds		207,947		207,947
Reserve for technology and human resource development (Note 25)		350,000		350,000
Unappropriated retained earnings		3,917,110		3,572,049

Total Retained Earnings		9,698,972		9,353,911

Total Stockholders’ Equity		8,897,570		8,549,080

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	(Won)	17,942,904	(Won)	17,962,333

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Unaudited)

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
	(In millions of Korean won)
OPERATING REVENUES (Notes 2, 8, 27, 28 and 37)	(Won)	2,952,606	(Won)	8,923,094	(Won)	3,011,280	(Won)	8,887,707
OPERATING EXPENSES (Notes 8, 29, 33, 35, 39 and 40)		2,640,386		7,690,071		2,583,700		7,230,459

OPERATING INCOME		312,220		1,233,023		427,580		1,657,248

OTHER INCOME (EXPENSES):
Interest income		24,311		75,787		18,296		57,358
Interest expense		(77,253)		(235,243)		(79,473)		(251,076)
Equity in gains (losses) of affiliates, net (Notes 2 and 7)		(1,802)		6,264		6,814		20,195
Foreign currency transactions and translation gains (losses), net (Note 2)		8,819		13,121		23,460		104,296
Loss on disposal of property and equipment, net		(4,857)		(8,142)		(2,279)		(23,483)
Loss on disposal of intangible assets, net		—		(161)		(3)		(4)
Contribution payments for research and development and donations (Note 36)		(25,930)		(53,787)		(15,158)		(48,327)
Derivatives settlement and valuation gains (losses), net (Notes 2 and 23)		13,339		11,216		23,945		(100,550)
Reversal of accrued provisions		1,782		50,993		6,182		7,291
Reversal of allowance for doubtful accounts		43,309		9,450		4,052		—
Other bad debt expense		—		—		(23,982)		(35,781)
Additional payment of income taxes		(3,423)		(57,737)		—		(8,625)
Impairment losses on property and equipment (Note 9)		(4,457)		(4,457)		—		—
Impairment losses on intangible assets (Note 14)		(3,692)		(7,066)		—		—
Gain (loss) on disposal of available-for-sale securities, net		—		(520)		10,433		10,448
Gain (loss) on disposal of equity securities in affiliates, net		(166)		(166)		—		4,871
Dividend income		2		2		—		1,000
Other, net (Notes 38 and 39)		25,759		88,397		14,565		48,767

Net		(4,259)		(112,049)		(13,148)		(213,620)

INCOME BEFORE INCOME TAX EXPENSE		307,961		1,120,974		414,432		1,443,628
INCOME TAX EXPENSE (Notes 2 and 30)		55,261		268,205		81,392		346,051

NET INCOME	(Won)	252,700	(Won)	852,769	(Won)	333,040	(Won)	1,097,577

BASIC NET INCOME PER SHARE OF COMMON STOCK (in Korean won) (Note 31)	(Won)	1,228	(Won)	4,113	(Won)	1,602	(Won)	5,281

DILUTED NET INCOME PER SHARE OF COMMON STOCK (in Korean won) (Note 31)	(Won)	1,228	(Won)	4,113	(Won)	1,600	(Won)	5,274

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Unaudited)

	September 30,
	2007		2006
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	852,769	(Won)	1,097,577
Expenses not involving cash payments:
Depreciation		1,437,635		1,448,758
Amortization		116,232		84,583
Accrued severance indemnities		257,406		147,538
Loss on disposal of property and equipment		22,551		29,704
Impairment losses on property and equipment assets		4,457		—
Loss on disposal of intangible assets		161		4
Loss on disposal of available-for-sale securities		520		1,261
Loss on disposal of equity securities in affiliates		549		—
Impairment losses on intangible assets		7,066		—
Foreign currency translation loss		2,299		11,111
Provision for doubtful accounts receivable – trade		—		22,306
Provision for doubtful accounts receivable – other		—		35,781
Equity in losses of affiliates		42,815		21,553
Loss on valuation of derivative contracts		10,219		94,952
Interest expense		3,059		3,630
Share-based payment		792		160
Other		4,140		490

Sub-total		1,909,901		1,901,831

Income not involving cash receipts:
Foreign currency translation gain		(16,329)		(96,551)
Gain on disposal of property and equipment		(14,409)		(6,221)
Gain on disposal of equity securities in affiliates		(383)		(4,871)
Gain on disposal of available-for-sale securities		—		(11,709)
Equity in earnings of affiliates		(49,079)		(41,748)
Reversal of allowance for doubtful accounts		(9,450)		—
Gain on valuation of derivative contracts		(22,030)		(6,249)
Interest income		(3,878)		(6,223)
Other		—		(2)

Sub-total		(115,558)		(173,574)

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Unaudited)

	September 30,
	2007	2006
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable – trade	(313,492)	(62,668)
Accounts receivable – other	14,574	(36,887)
Inventories	(4,488)	12,998
Other current assets	(74,383)	(55,863)
Accounts payable – trade	(12,617)	(57,533)
Accounts payable – other	(296,965)	(287,073)
Withholdings	2,405	2,054
Advance receipts	(19,214)	(2,788)
Accrued expenses	256,585	88,402
Income taxes payable	(69,273)	234,990
Payment of severance benefits	(61,883)	(29,025)
Severance benefits insurance deposit	(77,840)	(19,835)
Others, net	(114,108)	(52,153)

Sub-total	(770,699)	(265,381)

Net Cash Provided by Operating Activities	1,876,413	2,560,453

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Collection of short-term loans	83,056	89,543
Disposal of available-for-sale securities	2,457	13,156
Decrease in equity securities of affiliates	64,240	68,030
Collection of long-term loans	16,966	7,864
Increase in other investment assets	208	—
Disposal of property and equipment	97,646	56,673

Sub-total	264,573	235,266

Cash outflows for investing activities:
Increase in short-term financial instruments	(91,297)	(57,509)
Increase in short-term loans	—	(2,084)
Acquisition of available-for-sale securities	—	(1,500)
Acquisition of equity securities of affiliates	(9,008)	(361,700)
Acquisition of property and equipment	(1,352,727)	(1,375,730)
Acquisition of intangible assets	(76,427)	(53,731)

Sub-total	(1,529,459)	(1,852,254)

Net Cash Used in Investing Activities	(1,264,886)	(1,616,988)

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Unaudited)

	September 30,
	2007		2006
	(In millions of Korean won)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds		324,144		183,478
Increase in long-term debt		12,918		1,920

Sub-total		337,062		185,398

Cash outflows for financing activities:
Repayment of long-term debt		(553,533)		(793,160)
Payment of dividends		(416,190)		(426,113)
Purchase of treasury stock		(91,517)		(213,664)
Other, net		(18,768)		(6,079)

Sub-total		(1,080,008)		(1,439,016)

Net Cash Used in Financing Activities		(742,946)		(1,253,618)

NET DECREASE IN CASH AND CASH EQUIVALNETS		(131,419)		(310,153)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		1,036,765		1,043,780

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(Won)	905,346	(Won)	733,627

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

NON-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(Unaudited)

	Common stock		Capital surplus		Capital adjustments	Other comprehensive income		Retained earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,440,910	((Won)3,817,717)	(Won)	10,978	(Won)	9,353,911	(Won)	8,549,080
Dividends		—		—	—		—		(416,191)		(416,191)

Retained earnings after appropriations									8,937,720		8,132,889
Purchase of treasury stock		—		—	(91,517)		—		—		(91,517)
Retirement of treasury stock		—		—	91,517				(91,517)		—
Disposal of treasury stock		—		—	884		—		—		884
Loss on disposal of treasury stocks		—		(133)	—		—		—		(133)
Stock options		—		—	25		—		—		25
Stock grants		—		—	767		—		—		767
Unrealized gain on valuation of available-for-sale securities, net		—		—	—		(348)		—		(348)
Other changes in equity of affiliates, net		—		—	—		(51)		—		(51)
Gain on valuation of derivatives, net		—		—	—		2,285		—		2,285
Net income		—		—	—		—		852,769		852,769

Balance as of September 30, 2007	(Won)	1,560,998	(Won)	1,440,777	((Won)3,816,041)	(Won)	12,684	(Won)	9,698,972	(Won)	8,897,570

See accompanying notes to non-consolidated financial statements.

KT CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(Unaudited)

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government gradually reduced its ownership interest in the Company since 1993 and completed the disposal of all of its equity interests in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

In recent years, the Company has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunication business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have a negative impact on the Company’s telephone service revenues and profitability.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

b. Adoption of Statements of Korea Accounting Standards (“SKAS”)

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Statements of Korea Accounting Standards (“SKAS”). On January 1, 2007, the Company adopted SKAS No.11 (“Discontinuing Operations”), No.21 (“Preparation and Presentation of Financial Statements I”), No.22 (“Shared-based Payment”), No.23 (“Earnings Per Share”) and No.24 (“Preparation and Presentation of Financial Statements II—Financial Industry”) which are effective as of January 1, 2007. As a result of adopting SKAS No.21 (“Preparation and Presentation of Financial Statements I”) the accompanying non-consolidated balance sheet as of December 31, 2006 and the related non-consolidated statements of income and cash flows for the three months and nine months ended September 30, 2006 are reclassified. However, as allowed by the transition clause of SKAS No.21, the Company only stated the statement of changes in equity for the nine months ended September 30, 2007. In addition, as the Company early adopted the amended SKAS No.2 (“Interim Financial Reporting”), the Company only presented the statements of cash flows and changes in equity for the nine months ended September 30, 2007. Such adoption of SKASs did not have a material effect on the non-consolidated financial position of the Company as of December 31, 2006 and operating income and net income for the three months and nine months ended September 30, 2006.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

c. Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, the MIC and other government entities have extensive authority to regulate the Company’s fees. The MIC has responsibility for approving rates for local service and interconnection and broadband internet access services provided by the Company. The Company has responsibility for setting rates for domestic long-distance service, international long-distance service and other services without approval from the MIC, but such rates must be reported to the MIC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by calculating the ratio of the actual contract costs incurred to date to the estimated total contract costs. For subscribed construction-type contracts, the Company recognizes revenue using the percentage-of-completion method only for the subscribed portion for which a signed written agreement exists. Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

d. Cash Equivalents

Cash equivalents are highly liquid investments, which are readily convertible without significant transaction cost and do not have significant risk of changes in interest rates, with original maturities of three months or less.

e. Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes, maturing within one year. Such investments include time deposits and certificates of deposits.

f. Allowance for Doubtful Accounts

The Company determines the allowance for doubtful accounts receivable based on the estimated collectibility of individual accounts and historical bad debt experience.

g. Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the lower of cost or market value, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses.

h. Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Debt securities whose payment terms for principal and interest are fixed or determinable by a contract and for which the management has an intent and an ability to hold until maturity are classified as held-to-maturity securities under non-current assets. Meanwhile, debt and equity securities bought and held for the purpose of selling them in the near term are classified as trading securities, and securities that do not fall under the classifications of trading or held-to-maturity securities are categorized as available-for-sale securities under non-current assets.

Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities using the weighted average method. Held-to-maturity securities are recorded at their amortized cost while, trading and available-for-sale securities are recorded at fair value. However, available-for-sale equity securities, of which fair value cannot be reliably measured, are recorded at cost.

Debt and equity securities that have quoted market prices in an active trading market are accounted for at quoted market price, which is measured as the closing price as of the balance sheet date.

The fair value of available-for-sale debt securities without quoted market price is estimated by discounting the expected future cash flows at an interest rate commensurate with the credit rating published by independent credit rating institutions. Meanwhile, beneficiary certificates with no readily measurable fair value are recorded at fair value provided by fund-managing firms. Valuation gain or loss from trading securities is recorded in current operations.

Unrealized gain or loss from available-for-sale securities is recorded as accumulated other comprehensive income and when either the decline in fair value is not deemed recoverable or securities are disposed of, the related gain or loss is recorded in the current operations.

i. Equity Securities Accounted for Using the Equity Method

Investments in equity securities of companies, over which the Company exercises significant influence, are accounted for using the equity method. Under the equity method, the Company records changes in its proportionate equity of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying changes in the investee. The Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

The difference between the acquisition cost and the Company’s share of net asset fair value of the investee at the date of acquisition is amortized over the estimated useful life no longer than 20 years using the straight-line method.

In case the Company’s ownership percentage in the investee increases as a result of the investee’s changes in capital, the difference from such change is accounted for as a goodwill, whereas the Company’s ownership decreases, the difference is accounted for as disposal loss on securities. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as equity in accumulated other comprehensive income of affiliates in the accumulated other comprehensive income.

Unrealized intercompany gain or loss is the amount calculated by multiplying the Company’s ownership percentage of the equity method investees to the total amount of gains or losses arising from transactions between the Company and the equity method investees., the portion of the calculated amount that continues to be reflected in the carrying amount of the investees investment held as of the balance sheet date. Unrealized gains shall be accounted for as a reduction of the carrying amount of the investment in the equity method investees, while unrealized losses shall be added to the carrying amount of the investment in the equity method investees

KT Freetel Co., Ltd (“KTF”) and other equity method investees, depreciate their machinery and equipment by the straight-line method in accordance with Korean GAAP considering the attributes and nature of the underlying assets. Accordingly, the Company does not conform the depreciation method of those investees to the declining-balance method used by the Company.

In translating the foreign currency statements of the Company’s investees operating overseas, the Company applies (a) the foreign exchange rate at the balance sheet date to the investee’s balance sheet items (except historical rates applied for stockholders’ equity), and (b) the average foreign exchange rate for the current period for income statement items. After translating the balance sheet and income statement items as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as equity in other stockholders’ equity of affiliates in the accumulated other comprehensive income.

j. Property and Equipment

Property and equipment are stated at cost. Improvements that significantly extend the useful life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

The Company also recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, or construction of property and equipment as an expense in the period in which they are incurred.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following estimated useful lives of the related units of property and equipment:

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	6
Tools, furniture and fixtures:
Tools, computer equipment and furniture and fixtures	4-20

Contributions received from governmental and related entities for capital expenditures are reflected as a reduction from the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives.

The Company tests for the impairment of property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future net cash flows expected to result from the use of the asset are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets.

k. Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term.

l. Intangible Assets

Intangible assets are stated at acquisition cost plus other indirect costs when it becomes available for use and are amortized using the straight-line method. The Company amortizes intangible assets in connection with monopolistic and exclusive rights to control buildings and facilities utilization and copyrights over the period of 30 or 50 years based on the related contract or related laws.

Intangible assets are amortized based on the following estimated useful lives:-

Estimated useful lives (years)
Research and development cost		3 - 6
Software		6
Industrial rights		5 - 10
Frequency usage rights		5.5 from the date of service commencement
Other intangible assets	Building rights	10 - 20
	Facilities rights	10 - 50
	Copyrights	50

(i) Research and Development Costs

The Company charges research and development costs to expense as incurred. However, the costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, internal software development costs, after technological feasibility has been established, such as those associated with Integrated Customer Information System (ICIS), Broadband Integrated Services Digital Network (B-ISDN) and Enterprise Resource Planning (ERP), are accounted for as intangible assets.

(ii) Frequency Usage Rights

The Company paid (Won)125,800 million for Wireless Broadband (“WiBro”) portable internet frequency usage rights and a license to operate the WiBro business in the Republic of Korea from the MIC during 2005. The rights have a contractual life of 7 years from the grant date and are amortized for the remaining contractual life commencing on June 30, 2006 when commercial service was initiated.

The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets.

m. Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred income tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax assets and liabilities are measured using tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment.

A deferred income tax asset is recognized only to the extent that it is almost certain that such deferred income tax asset is recoverable in a future period. Deferred income tax assets are reduced to the extent that it is no longer almost certain that the related tax benefit will be realized. However, with the early adoption of KAI (Korea Accounting Institute) Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures” in 2006, evaluation of tax benefit, if any, for subsidiaries and affiliates is based on the net deferred income tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis. As a result, the accompanying non-consolidated statements of income for the three months and nine months ended September 30, 2006 were restated and net income for the periods increased by (Won)15,443 million and (Won)28,147 million, respectively.

Deferred income taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity.

Deferred income tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred income tax amounts are presented as a net current asset or liability and a net non-current asset or liability, as appropriate.

n. Exchangeable Bonds

Effective January 1, 2003, the Company adopted SKAS No. 9, (“Convertible Securities”) which requires the separate recognition of the capital features. However, as allowed by the transition clause of the statement, the Company recorded the exchangeable bonds issued prior to the effective date as a single accounting unit. Meanwhile, the exchangeable bonds were fully redeemed by the Company on December 29, 2006.

o. Accrued Severance Indemnities

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying non-consolidated balance sheets as a deduction from the accrual for retirement and severance benefits.

p. Discounts on Bonds Payable

Discounts on bonds are amortized over the redemption period of the bonds using the effective interest rate method. Amortization of discounts is recognized as interest expense.

q. Provision and Contingent Liabilities

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation as a result of a past event, (2) it is highly likely that an outflow of resources will be required to settle the obligation, and (3) the amount for the settlement of the obligation can be reliably measurable.

If there is a material difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.

r. Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the base rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates. Gains or losses arising from the settlement of foreign currency transactions and the translation of foreign currency assets and liabilities are charged or credited to current operations.

s. Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current operations. However, changes in fair value of derivatives designated as effective cash flow hedges are recorded in net unrealized gain or loss on derivatives, a separate component of accumulated other comprehensive income(loss). Amounts are reclassified immediately to operations from accumulated other comprehensive income(loss) when the underlying hedged item impacts operations.

t. Share-based Payment

The Company adopted the fair value based method of accounting for its share-based payment arrangements in accordance with SKAS No. 22 (“Share-based Payment”) which is effective from December 31, 2006, which is applicable to share-based payment arrangements made in annual periods beginning after 31 December 2006. As allowed in the transition clause of SKAS No. 22, for employee stock options granted before January 1, 2007, the Company accounts for share-based payment in accordance with SKAS interpretation No. 39-35 (“Accounting for Share-based Payment”).

(i) Stock options

The Company granted stock options to its executive officers and directors prior to January 1, 2007, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the capital adjustment account. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.

(ii) Share-based payment

Share-based payment granted after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

u. Present Value Discount for Assets and Liabilities

Long-term accounts receivable arising from long-term contracts are recorded at the net present value of future cash flows, calculated using the effective interest rate at the time of the contract execution. The difference between the nominal value and the present value of these accounts receivable is amortized over the contract period using the effective interest rate method. The amortization is recorded as interest income.

v. Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes. Those estimates are subject to changes to new information, circumstance and learning experience, and accordingly actual results could differ from those estimates.

w. Reclassifications of Prior Year Financial Statements

Certain reclassifications have been made in prior year financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the net asset of the Company as of December 31, 2006, or net income of the Company for the three or nine months ended September 30, 2006.

3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL INSTRUMENTS

Short-term financial instruments and cash and cash equivalents as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007		December 31, 2006
Cash and cash equivalents:
Cash	(Won)	1,565	(Won)	1,424
Passbook accounts		2,278		1,471
Foreign currency deposits		13,764		18,265
Cash in-transit		572,984		340,836
Money market deposit accounts		53,878		207,900
Cash management accounts		—		50,000
Money market fund		877		1,359
Money market trust		50,000		270,417
Money in trust account		100,000		65,004
Repurchase agreements (RPs)		—		50,086
Beneficiary certificate		110,000		30,003

Total	(Won)	905,346	(Won)	1,036,765

	September 30, 2007		December 31, 2006
Short-term financial instruments:
Time deposits	(Won)	30,000	(Won)	90,000
Certificates of deposit (CD)		140,000		30,000
Money trust accounts		40,000		—
Other		1,861		563

Total	(Won)	211,861	(Won)	120,563

4.	RESTRICTED DEPOSITS

Details of restricted deposits as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007		December 31, 2006		Description
Short-term financial instruments	(Won)	1,861	(Won)	563	Restricted for research and development

5.	INVENTORIES

Inventories as of September 30, 2007 and December 31, 2006 are summarized as follows (in millions of Korean won):

	September 30, 2007		December 31, 2006
Merchandise	(Won)	88,295	(Won)	87,554
Less: Valuation allowance		(17,784)		(24,961)
Supplies		13,238		12,324
Land for construction		12,913		18,065

Total	(Won)	96,662	(Won)	92,982

6.	AVAILABLE-FOR-SALE SECURITIES

Investment in securities as of September 30, 2007 and December 31, 2006 are summarized as follows (in millions of Korean won):

a. Equity securities

	Percentage of ownership (%)		Amount
	September 30, 2007	December 31, 2006	September 30, 2007		December 31, 2006
Investment assets:
K-3-I Co., Ltd.	12.50	12.50	(Won)	300	(Won)	300
Korea Information Certificate Authority, Inc.	9.27	9.27		2,000		2,000
Polytech Adventure Town, Inc.	6.67	6.67		200		200
ICO Global Communications Ltd.	0.18	0.18		—		—
Daegu Football Club	1.84	1.84		300		300
Kookmin Credit Information Inc.	6.42	8.30		—		—
Solitech Co., Ltd.	4.74	4.74		6,160		6,640
Samjin Information & Communications Co., Ltd.	0.02	0.02		15		15
Korea Software Financial Cooperative	1.36	1.36		1,000		1,000
Russia-Japan-Korea Cable System	10.00	10.00		—		—
Information and Communication Financial Cooperative	0.01	0.01		16		16
Korea Electric Engineers Association	0.12	0.12		20		20
Binext CT Financial Cooperative	15.00	15.00		1,500		1,500
Korea Specialty Contractor Financial Cooperative Fund	0.00	0.0		61		61
MBC-ESS sports Co., Ltd.	8.96	0.0		1,800		—
Amicus Wireless	4.43	0.0		960		—
KBSN Co., Ltd.	5.83	0.0		950		—
Neoffice Co., Ltd.	13.04	0.0		—		—
Opensolution Co., Ltd.	8.97	0.0		—		—
ZMOS Technology, Inc.	2.87	0.0		1,872		—
IJAK S & C Co., Ltd.	14.29	0.0		50		—

Total			(Won)	17,204	(Won)	12,052

Investments in equity securities above, except those in Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

b. Changes in unrealized gains (losses)

Changes in unrealized gains (losses) on available-for-sale securities for the nine months ended September 30, 2007 and the year ended December 31, 2006 are summarized as follows (in millions of Korean won):

	September 30, 2007 (9 months)		December 31, 2006 (12 months)
Beginning balance	(Won)	6,050	(Won)	—
Changes in unrealized gains and losses, net		(480)		6,050

Net balance at end of period		5,570		6,050
Income tax effect		(1,532)		(1,664)

Balance at end of period, net of tax	(Won)	4,038	(Won)	4,386

7.	INVESTMENT SECURITIES USING THE EQUITY METHOD

Investments in affiliated companies accounted for using the equity method as of September 30, 2007 and December 31, 2006, are summarized as follows (in millions of Korean won):

	Percentage of ownership (%)		September 30, 2007				December 31, 2006
	September 30, 2007	December 31, 2006	Net asset		Book value		Net asset		Book value
Listed:
KT Freetel Co., Ltd. (“KTF”)(*)	52.38	52.19	(Won)	2,285,146	(Won)	2,673,544	(Won)	2,249,264	(Won)	2,765,135
KT Hitel Co., Ltd. (“KTH”)	65.94	65.94		108,806		109,208		106,809		107,453
KT Submarine Co., Ltd. (“KTSC”)	36.92	36.92		22,663		22,663		18,686		18,686
Olive Nine Co., Ltd. (**) (*****)	19.20	19.68		4,206		19,298		4,245		22,000
Mongolian Telecommunications (“MTC”)	40.00	40.00		9,588		9,588		9,321		9,321
Unlisted:
KT Powertel Co., Ltd. (“KTP”)	44.85	44.85		29,030		29,030		27,653		27,653
KT Networks Corporation (“KTN”)	100.00	100.00		48,371		48,358		50,858		50,840
KT Rental Co., Ltd. (“KTR”)	100.00	100.00		47,484		47,443		40,623		40,535
KT Linkus Co., Ltd. (“KTL”)	93.82	93.82		9,555		9,371		7,323		6,875
KT Commerce, Inc. (“KTC”) (***)	19.00	19.00		1,038		991		929		862
KTF Technologies, Inc. (“KTFT”) (***)(****)	3.85	—		1,969		1,629		—		—
Korea Telecom America, Inc. (“KTAI”)	100.00	100.00		2,922		2,922		2,806		2,806
KT China Co., Ltd. (“KTCC”)	100.00	100.00		565		565		813		813
New Telephone Company (“NTC”)	79.96	79.96		114,342		114,342		93,581		93,581
Korea Telephone Directory Co., Ltd. (“KTD”)	34.00	34.00		8,078		8,078		7,867		7,867
Pivotec Co., Ltd.	—	15.60		—		—		6,299		6,299
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc”)	20.17	27.95		8,497		8,497		9,204		9,204
eNtoB Corp. (***)	15.63	15.63		3,616		3,616		3,363		3,363
KBSi Co., Ltd.	32.38	32.38		3,256		3,256		2,810		2,810
Goodmorning F Co., Ltd. (**)	19.00	19.00		972		972		826		826
KT Realty Development and Management Co., Ltd. (“KTRDM”) (**)	19.00	19.00		2,728		2,728		2,375		2,375
Korea Information Data Corp. (“KID”) (**)	19.00	19.00		13,600		13,600		12,230		12,230
Korea Information Service Corp. (“KIS”) (**)	19.00	19.00		10,228		10,228		8,382		8,382
KT Internal Venture Fund No. 2	94.34	94.34		5,220		5,220		5,144		5,144
Korea Telecom Venture Fund No. 1	—	70.00		—		—		12,862		12,862
Korea Information Technology Fund	23.33	23.33		73,004		73,004		71,128		71,128

	Percentage of ownership (%)		September 30, 2007				December 31, 2006
	September 30, 2007	December 31, 2006	Net asset		Book value		Net asset		Book value
Unlisted: (Continued)
Sky Life Contents Fund	22.50	22.50	(Won)	4,973	(Won)	4,973	(Won)	5,050	(Won)	5,050
Sidus FNH Co.	35.70	35.70		6,326		15,140		6,101		16,949
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	24.46	24.46		(3,050)		21,538		(16,958)		16,455
Mostech Co., Ltd. (**)	17.93	17.93		189		3,081		715		4,186
Telecop Service Co., Ltd. (“TSC”)	93.82	93.82		20,755		20,755		24,810		24,810
Sidus FNH Benex Cinema (***)	13.33	13.33		4,083		4,083		4,013		4,013
KT Capital Co., Ltd.	100.00	100.00		99,761		99,761		99,573		99,573
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”) (†)	100.00	—		2,937		8,132		—		—
Korea Seoul Contact all Co., Ltd. (**)	19.00	19.00		251		251		228		228
Korea Service and Communication Co., Ltd. (**)	19.00	19.00		274		274		228		228
Korea Call Center Co., Ltd. (**)	19.00	19.00		273		273		228		228
TMworld Co., Ltd. (**)	19.00	19.00		260		260		228		228
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (**)	19.00	19.00		241		241		228		228
Korea Telecom Philippines, Inc. (“KTPI”) (‡)	100.00	100.00		(108,242)		—		(81,027)		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	100.00	100.00		541		541		(76)		—

Total			(Won)	2,844,456	(Won)	3,397,454	(Won)	2,798,742	(Won)	3,461,226

(*)	KTF purchased 705,000 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 52.19% as of December 31, 2006 to 52.38% as of September 30, 2007, and accordingly the Company recognized (Won)2,584 million in other changes in equity of affiliates.

(**)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these affiliated companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments in affiliated companies using the equity method.

(***)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these affiliated companies are over 20%. As a result, the Company accounts for these investments in affiliated companies using the equity method.

(****)	During the nine months ended September 30, 2007, the Company received 56,000 shares of KTFT amounting to (Won)9,008 million in relation to the liquidation of Korea Telecom Venture Fund No. 1.

(*****)	During the nine months ended September 30, 2007, Olive Nine Co., Ltd., issued new shares due to the exercise of stock options by Olive Nine Co., Ltd.’s employees and the conversion of convertibles bonds. As a result, the Company’s ownership interest in Olive Nine Co., Ltd. as of September 30, 2007 has decreased from 19.68% to 19.20%, and the Company recognized (Won)203 million in other changes in equity of affiliates.

(†)	During the nine months ended September 30, 2007, the Company purchased 400,000 shares (a 100% equity ownership interest) of KT FDS Co., Ltd.(formerly “Korea FDS Co., Ltd), for (Won)9,008 million.

(‡)	On October 25, 2007, the liquidation of KTPI was approved by the Company’s board of directors.

Details of valuation using the equity method for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)
	January 1, 2007		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		September 30, 2007
KTP	(Won)	27,653	(Won)	1,377	(Won)	—	(Won)	—	(Won)	29,030
KTN		50,840		(2,482)		—		—		48,358
KTL		6,875		2,496		—		—		9,371
KTH		107,453		1,769		(14)		—		109,208
KTSC		18,686		4,322		(345)		—		22,663
KTF		2,765,135		(27,729)		(2,584)		(61,278)		2,673,544
KTC		862		133		(4)		—		991
KTFT		—		1,263		—		366		1,629
KTAI(*)		2,806		145		(29)		—		2,922
KTCC (*)		813		(271)		23		—		565
NTC(*)		93,581		15,516		7,150		(1,905)		114,342
KTD (*)		7,867		212		(1)		—		(8,078)
Pivotec Co., Ltd. (†)		6,299		37		(987)		(5,349)		—
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc”) (*)		9,204		(389)		231		(549)		8,497
eNtoB Corp.(*)		3,363		253		—		—		3,616
KBSi Co., Ltd.(*)		2,810		446		—		—		3,256
Goodmorning F Co., Ltd. (*)		826		146		—		—		972
KTRDM (*)		2,375		353		—		—		2,728
KID(*)		12,230		1,522		—		(152)		13,600
KIS(*)		8,382		1,960		—		(114)		10,228
Mostech Co., Ltd. (*)		4,186		(1,105)		—		—		3,081
MTC (*)		9,321		1,100		(247)		(586)		9,588
KT Internal Venture Fund No. 2 (*)		5,144		76		—		—		5,220
Korea Telecom Venture Fund No. 1 (*)		12,862		(296)		(18)		(12,548)		—
KITF(*)		71,128		2,362		(281)		(205)		73,004
Sky Life Contents Fund(*)		5,050		(77)		—		—		4,973
KTR		40,535		6,908		—		—		47,443
Sidus FNH Co.(*)		16,949		(1,815)		6		—		15,140
TSC		24,810		(4,055)		—		—		20,755
Sidus FNH Benex Cinema Investment Fund (*)		4,013		70		—		—		4,083
KT Capital Co., Ltd.		99,573		69		119		—		99,761
Olive Nine Co., Ltd.(*)		22,000		(2,938)		236		—		19,298
KDB (*)		16,455		5,235		(152)		—		21,538
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)(*)		—		(876)		—		9,008		8,132
Korea Seoul Contact all Co., Ltd. (*)		228		23		—		—		251
Korea Service and Communication Co., Ltd. (*)		228		46		—		—		274
Korea Call Center Co., Ltd. (*)		228		45		—		—		273
TMworld Co., Ltd. (*)		228		32		—		—		260
UMS&C (*)		228		13		—		—		241
KTPI (*) (**)		—		—		—		—		—
KTJ (*)		—		368		173		—		541

	(Won)	3,461,226	(Won)	6,264	(Won)	3,276		((Won)73,312)	(Won)	3,397,454

	December 31, 2006 (12 months)
	January 1, 2006		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		December 31, 2006
KTP	(Won)	36,065		((Won)8,412)	(Won)	—	(Won)	—	(Won)	27,653
KTN		46,452		4,388		—		—		50,840
KTR		44,430		(2,895)		—		(1,000)		40,535
KTL		29,278		4,047		(91)		(26,359)		6,875
KTH		106,134		(101)		1,420		—		107,453
KTSC		21,561		(2,543)		(332)		—		18,686
KTF		2,556,725		18,794		(114,182)		303,798		2,765,135
KTC		243		611		8		—		862
KTAI		2,941		110		(245)		—		2,806
KTCC		827		29		(43)		—		813
NTC		73,870		15,997		5,910		(2,196)		93,581
KTD		6,410		1,456		1		—		7,867
Pivotec Co., Ltd.		3,165		(462)		3,596		—		6,299
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc”).		8,891		645		(332)		—		9,204
eNtoB Corp.		3,150		213		—		—		3,363
KBSi Co., Ltd.		2,638		174		(2)		—		2,810
Goodmorning F Co., Ltd.		508		315		3		—		826
KTRDM		1,978		530		—		(133)		2,375
KID		10,706		1,676		—		(152)		12,230
KIS		6,803		1,693		—		(114)		8,382
KTICC		413		34		—		(447)		—
Bank Town Co., Ltd.		572		—		7		(579)		—
MTC		8,586		1,647		(330)		(582)		9,321
KT Internal Venture Fund No. 1		15,012		(2,076)		(6,967)		(5,969)		—
KT Internal Venture Fund No. 2		5,164		(20)		—		—		5,144
Korea Telecom Venture Fund No. 1(‡)		14,105		(1,360)		117		—		12,862
KITF		72,002		(876)		266		(264)		71,128
Sky Life Contents Fund		4,915		135		—		—		5,050
Sidus FNH Co.		19,599		(2,650)		—		—		16,949
KDB		28,169		(11,803)		89		—		16,455
Mostech Co., Ltd.		—		(972)		—		5,158		4,186
TSC		—		(1,692)		143		26,359		24,810
Sidus FNH Benex Cinema Investment Fund		—		13		—		4,000		4,013
KT Capital Co., Ltd.		—		30		(1,457)		101,000		99,573
Olive Nine Co., Ltd.		—		—		—		22,000		22,000
Korea Seoul Contact all Co., Ltd.		—		—		—		228		228
Korea Service and Communication Co., Ltd.		—		—		—		228		228
Korea Call Center Co., Ltd.		—		—		—		228		228
TMworld Co., Ltd.		—		—		—		228		228
UMS&C		—		—		—		228		228
KTPI(*)(**)		—		—		—		—		—
KTJ(*)		—		—		—		—		—

	(Won)	3,131,312	(Won)	16,675		((Won)112,421)	(Won)	425,660	(Won)	3,461,226

(*)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the nine months ended September 30, 2007 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed certain reliability check procedures on the unreviewed financial statements.

(**)	The investment in KTPI’s book value is below zero due to accumulated deficit. As a result, the Company discontinued the use of the equity method of accounting.

(†)	As the Company lost significant influence on investment in equity securities of Pivotec Co., Ltd., during the three months ended March 31, 2007, such securities were transferred to available-for-sale securities and during the three months ended June 30, 2007, the available-for-sale securities were disposed of and the Company recognized a loss on disposal of available-for-sale securities amounting to (Won)520 million.

(‡)	Korea Telecom Venture Fund No. 1 was liquidated on August 28, 2007.

Details of changes in equity method measurements during the nine months ended September 30, 2007 and the year ended December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)								December 31, 2006 (12 months)
Affiliate	January 1, 2007		Increase		Amortized amount		September 30, 2007		January 1, 2006		Increase		Amortized (Reversed) amount		December 31, 2006
KTF	(Won)	512,625	(Won)	—	(Won)	119,179	(Won)	393,446	(Won)	695,139	(Won)	—	(Won)	182,514	(Won)	512,625
NTC		—		—		—		—		(658)		—		(658)		—
KDB		33,413		—		8,825		24,588		44,551		—		11,138		33,413
Sidus FNH Co.		10,848		—		2,034		8,814		13,560		—		2,712		10,848
Mostech Co., Ltd.		3,471		—		579		2,892		—		3,857		386		3,471
Olive Nine Co., Ltd.		17,755		—		2,663		15,092		—		17,755		—		17,755
KT FDS Co., Ltd.		—		5,772		577		5,195		—		—		—		—

	(Won)	578,112	(Won)	5,772	(Won)	133,857	(Won)	450,027	(Won)	752,592	(Won)	21,612	(Won)	196,092	(Won)	578,112

Details of eliminated unrealized gains (losses) from intercompany transactions as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007						December 31, 2006
Affiliate	Inventories		Property and equipment and intangible assets		Total		Inventories		Property and equipment and intangible assets		Total
KTN	(Won)	—	(Won)	13	(Won)	13	(Won)	—	(Won)	18	(Won)	18
KTL		—		184		184		—		448		448
KTH		—		(402)		(402)		—		(644)		(644)
KTF		1,755		3,293		5,048		914		(4,160)		(3,246)
KTFT		340		—		340		—		—		—
KTC		—		47		47		—		67		67
KTR		41		—		41		88		—		88

	(Won)	2,136	(Won)	3,135	(Won)	5,271	(Won)	1,002		((Won)4,271)		((Won)3,269)

Accumulated operating losses of equity method investees not reflected in equity in affiliates due to discontinuation of the equity method of accounting as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007	December 31, 2006
KTPI	((Won)108,242)	((Won)81,027)
KTJ	—	(76)

Total	((Won)108,242)	((Won)81,103)

8.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a. The list of subsidiaries of the Company as of September 30, 2007 is as follows:

Type of control	Subsidiaries
Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd.(formerly, “Korea FDS Co., Ltd.”), KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KTAI, KTPI, NTC, KTJ and KTCC

Indirect control through KTF	KTFT, KTF MHows, KTF M&S and PT.KTF Indonesia

Indirect control through KTH	KTC

c. Significant account balances which occurred in the normal course of business with affiliated companies as of September 30, 2007 and December 31, 2006 are summarized as follows (in millions of Korean won):

Related party	Balances	September 30, 2007		December 31, 2006
Subsidiary:
KTF	Receivables	(Won)	81,539	(Won)	85,421
	Payables		199,058		146,470
	Key money deposits received		23,890		29,902
KTH	Receivables		570		309
	Accrued expenses		11,188		14,775
KTN	Receivables		11,861		13,314
	Payables		14,427		49,166
KTL	Receivables		476		122
	Payables		17,939		16,925
KTFT	Receivables		1,902		22
	Payables		9,136		16,174
KTC	Receivables		3,189		3,155
	Payables		8,900		22,949
KTR	Receivables		978		42
	Payables		47,506		33,506
KTPI (*)	Receivables		14,743		14,885
Others	Receivables		5,745		7,249
	Payables		11,170		3,469

Related party	Balances	September 30, 2007		December 31, 2006
Equity method investee:
KDB	Receivables		9,813		28,678
	Payables		462		1,141
KID	Receivables		2,601		2,901
	Payables		13,060		16,136
KTRDM	Receivables		347		437
	Payables		22,459		18,789
KIS	Receivables		1,152		2,390
	Payables		10,558		11,969
Pivotec Co., Ltd. (**)	Receivables		—		1
	Payables		—		7,172
Goodmorning F Co., Ltd.	Payables		5,033		8,104
eNtoB Corp.	Payables		5,592		23,283
Korea Seoul Contact all Co., Ltd.	Payables		3,725		—
Korea Service and Communication Co., Ltd.	Payables		3,418		—
Korea Call Center Co., Ltd.	Payables		2,826		—
TMworld Co., Ltd.	Payables		2,774		—
UMS&C	Payables		2,846		—
Other	Receivables		79		35
	Payables		1,131		705

Total	Receivables	(Won)	134,995	(Won)	158,961

	Payables	(Won)	417,098	(Won)	420,635

(*)	Allowance for doubtful accounts was fully provided on the Company’s accounts receivable - other from KTPI.

(**)	As the Company lost significant influence on investment in equity securities of Pivotec Co., Ltd., during the three months ended March 31, 2007, such securities were transferred to available-for-sale securities and during the three months ended June 30, 2007 the available-for-sale securities were disposed.

Details of the Company’s major contracts with related parties as of September 30, 2007 are as follows:

Relationship	Company	Transactions
Direct subsidiary	KTF	Purchase of PCS network capacities for PCS service resale and other

	KTN	Purchase of network maintenance and other

	KTL	Purchase of public telephone maintenance and other

	KTH	Purchase of system integration services for wireless broadband platform and other

Indirect subsidiary through KTF	KTFT	Purchase of PCS handsets

Indirect subsidiary through KTH	KTC	Purchase of supplies related to KT mall

Equity method investee	KDB	Broadcasting equipment leases and sales

	KIS	Purchase of 114 call center operation and other

	KID	Purchase of 114 call center operation and other

c. Significant transactions which occurred in the normal course of business with related parties for the nine months ended September 30, 2007 and 2006 are summarized as follows (in millions of Korean won):

Related party	Transactions	September 30, 2007		September 30, 2006
Subsidiary:
KTF	Operating revenue	(Won)	338,114	(Won)	310,232
	Operating expense		578,254		534,555
	Interest income		146		91
KTH	Operating revenue		3,518		2,410
	Operating expense		31,508		23,809
KTN	Operating revenue		28,096		32,401
	Operating expense		97,983		106,954
	Interest income		—		10
KTL	Operating revenue		1,270		8,371
	Operating expense		63,315		72,511
KTFT	Operating revenue		2,650		1,012
	Operating expense		71,914		59,236
KTC	Operating revenue		677		739
	Operating expense		17,824		147,850
KTR	Operating revenue		1,266		2,481
	Operating expense		31,339		25,475
Other	Operating revenue		19,416		19,120
	Operating expense		17,372		6,226
Equity method investee:
KDB	Operating revenue		63,963		68,040
	Operating expense		3,703		2,831
KID	Operating revenue		9,068		9,291
	Operating expense		70,763		81,848
Goodmorning F Co., Ltd.	Operating revenue		368		339
	Operating expense		29,618		32,672
KTRDM	Operating revenue		587		487
	Operating expense		37,501		32,505
KIS	Operating revenue		13,356		12,638
	Operating expense		58,743		54,578
Pivotec Co., Ltd.	Operating revenue		—		105
	Operating expense		—		24,158
eNtoB Corp.	Operating expense		81,853		74,846
Mostech Co., Ltd.	Operating expense		7,631		—
Korea Seoul Contact all Co., Ltd.	Operating expense		23,668		—
Korea Service and Communication Co., Ltd.	Operating expense		21,648		—
Korea Call Center Co., Ltd.	Operating expense		20,631		—
TMworld Co., Ltd.	Operating expense		20,068		—
UMS&C	Operating expense		19,033		—
Other	Operating revenue		1,439		342
Total	Operating expense		1,365		2,067

	Revenues	(Won)	483,934	(Won)	468,109

	Expenses	(Won)	1,305,734	(Won)	1,282,121

d. The remuneration of directors and executive officers, who are the key management personnel of the Company, for the nine months ended September 30, 2007 and 2006 are as follows (in millions of Korean won):

	September 30, 2007		September 30, 2006		Description
Short-term employee benefits	(Won)	16,439	(Won)	12,622	Salaries, bonuses and other allowances
Share-based payment		792		815	Stock grants

Total	(Won)	17,231	(Won)	13,437

e. As of September 30, 2007, the Company has provided guarantees for the following affiliates’ indebtedness and contract performance as follows (in millions of Korean won):

Related party	Institution	Initial amount		Remaining guarantee as of September 30, 2007		Description
KTSC	Mizuho Bank Ltd., and others	(Won)	53,401	(Won)	28,934	Performance guarantee

9.	PROPERTY AND EQUIPMENT

a. Changes in property and equipment for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows: (in millions of Korean won)

	September 30, 2007 (9 months)
	January 1, 2007		Acquisition cost		Disposals	Depreciation		Others(*)		September 30, 2007
Land	(Won)	1,060,530	(Won)	16	((Won)2,627)	(Won)	—	(Won)	42,425	(Won)	1,100,344
Buildings		2,913,906		21	(5,749)		(92,988)		46,312		2,861,502
Structures		171,845		—	(296)		(11,800)		6,216		165,965
Machinery		5,806,329		16,679	(49,115)		(1,248,350)		1,017,932		5,543,475
Vehicles		5,559		—	(35)		(1,741)		916		4,699
Others		182,042		21,976	(171)		(82,756)		49,405		170,496
Construction-in-progress		257,873		1,314,035	—		—		(1,181,246)		390,662

	(Won)	10,398,084	(Won)	1,352,727	((Won)57,993)		((Won)1,437,635)		((Won)18,040)	(Won)	10,237,143

	December 31, 2006 (12 months)
	January 1, 2006		Acquisition cost		Disposals	Depreciation		Others(*)		December 31, 2006
Land	(Won)	1,040,617	(Won)	220	((Won)9,296)	(Won)	—	(Won)	28,989	(Won)	1,060,530
Buildings		2,889,823		—	(19,574)		(123,145)		166,802		2,913,906
Structures		171,482		—	(713)		(14,562)		15,638		171,845
Machinery		5,866,420		14,351	(47,090)		(1,819,588)		1,792,236		5,806,329
Vehicles		7,321		868	(29)		(3,329)		728		5,559
Others		149,044		47,990	(1,914)		(99,527)		86,449		182,042
Construction-in- progress		286,816		2,110,561	—		—		(2,139,504)		257,873

	(Won)	10,411,523	(Won)	2,173,990	((Won)78,616)		((Won)2,060,151)		((Won)48,662)	(Won)	10,398,084

(*)	Others mainly consist of the transfers from construction-in-progress to machinery and other accounts, and (Won)4,457million of impairment losses on property and equipment was included as well. .

10.	STANDARD VALUE OF LAND

The standard value of land declared by the government as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007				December 31, 2006
	Book value		Declared value		Book value		Declared value
Metropolitan District (including the head office)	(Won)	596,525	(Won)	3,514,454	(Won)	555,567	(Won)	3,139,569
Busan District		105,207		455,950		105,286		456,528
Jeonnam District		91,991		223,557		91,766		223,924
Daegu District		117,698		317,904		119,062		300,200
Chungnam District		49,153		181,112		49,048		180,746
Jeonbuk District		48,015		113,243		48,082		115,115
Kangwon District		44,804		97,921		44,672		95,320
Chungbuk District		31,443		99,375		31,473		96,021
Jeju District		15,508		32,663		15,574		32,851

	(Won)	1,100,344	(Won)	5,036,179	(Won)	1,060,530	(Won)	4,640,274

11.	INSURANCE

As of September 30, 2007, certain assets of the Company are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

	Coverage				Risk Covered
	September 30, 2007		December 31, 2007
Inventories	(Won)	30,000	(Won)	—	Theft and fire
Buildings		836,956		683,007	Fire
Machinery		150,904		168,259	Repair

Total	(Won)	1,017,860	(Won)	851,266

12.	CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction which were used in acquisition of property and equipment for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)
	January 1, 2007		Increase		Decrease	September 30, 2007
Buildings	(Won)	2,732	(Won)	794	((Won)782)	(Won)	2,744
Structures		1,402		286	(120)		1,568
Machinery		98,371		33,755	(30,297)		101,829
Others		1,490		653	(713)		1,430
Construction-in-progress		70,163		47,795	(35,488)		82,470

Total	(Won)	174,158	(Won)	83,283	((Won)67,400)	(Won)	190,041

	December 31, 2006 (12 months)
	January 1, 2006		Increase		Decrease	December 31, 2006
Buildings	(Won)	2,797	(Won)	40	((Won)105)	(Won)	2,732
Structures		520		947	(65)		1,402
Machinery		92,232		43,596	(37,457)		98,371
Others		1,053		1,237	(800)		1,490
Construction-in-progress		49,615		66,368	(45,820)		70,163

Total	(Won)	146,217	(Won)	112,188	((Won)84,247)	(Won)	174,158

13.	DEVELOPMENT COSTS

Changes in capitalized development costs for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)		December 31, 2006 (12 months)
Beginning balance	(Won)	193,544	(Won)	173,292
Increase		58,847		100,612
Amortization		(71,724)		(79,883)
Other changes		(150)		(477)

Ending balance	(Won)	180,517	(Won)	193,544

Meanwhile, the Company incurred normal research and development expenses of (Won)171,512 million and (Won)188,503 million for the nine months ended September 30, 2007 and 2006, respectively.

14.	OTHER INTANGIBLE ASSETS

Changes in intangible assets (excluding capitalized development costs) for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)
	Software		Industrial rights		Frequency usage rights		Others		Total
January 1, 2007	(Won)	87,954	(Won)	4,342	(Won)	113,031	(Won)	71,911	(Won)	277,238
Increase		16,174		1,244		—		162		17,580
Amortization		(18,872)		(726)		(16,417)		(8,493)		(44,508)
Other changes (*)		(11)		—		—		(11,206)		(11,217)

September 30, 2007	(Won)	85,245	(Won)	4,860	(Won)	96,614	(Won)	52,374	(Won)	239,093

	December 31, 2006 (12 months)
	Software		Industrial rights		Frequency usage rights		Others		Total
January 1, 2006	(Won)	70,832	(Won)	4,412	(Won)	125,800	(Won)	68,762	(Won)	269,806
Increase		38,849		845		—		10,434		50,128
Amortization		(21,525)		(915)		(12,769)		(6,513)		(41,722)
Other changes		(202)		—		—		(772)		(974)

December 31, 2006	(Won)	87,954	(Won)	4,342	(Won)	113,031	(Won)	71,911	(Won)	277,238

(*)	Other changes include impairment losses on intangible assets amounting to (Won)7,066 million.

15.	LONG-TERM DEBT

a. Bonds

Bonds as of September 30, 2007 and December 31, 2006 are summarized as follows (in millions of Korean won):

	Interest rate per annum	Maturity date	September 30, 2007		December 31, 2006
Local currency (Won) bonds	4.22%-7.89%	2007-2015	(Won)	3,780,000	(Won)	3,990,000
Foreign currency (U.S. dollars) bonds
MTNP notes(*)	4.88%-6.50%	2014-2034		1,196,910		1,208,480
Yankee bonds	7.63%	Apr. 15, 2007		—		185,920
Yankee bonds	5.13%	Apr. 11, 2012		184,140		—

				1,381,050		1,394,400

Total				5,161,050		5,384,400
Less:
Discount on bonds				(28,638)		(29,136)
Current portion				(570,000)		(685,920)

			(Won)	4,562,412	(Won)	4,669,344

(*)	As of September 30, 2007, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”), which allows issuance of notes up to USD 2,000 million in the Singapore Stock Exchange.

b. Long-term borrowings

Long-term borrowings as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	Interest rate per annum	Maturity date	September 30, 2007		December 31, 2006
Local currency long-term borrowings	2.00%-5.22%	2007-2026	(Won)	49,957	(Won)	54,652
Current portion				(20,220)		(23,768)

Total			(Won)	29,737	(Won)	30,884

c. Repayment schedule

Aggregate principal maturities for the Company’s long-term debt as of September 30, 2007 are as follows (in millions of Korean won):

Year ending September 30,	Bonds		Borrowings		Total
2008	(Won)	570,000	(Won)	20,220	(Won)	590,220
2009		400,000		10,855		410,855
2010		220,000		7,122		227,122
2011		1,210,000		3,940		1,213,940
2012		764,140		2,955		767,095
Thereafter		1,996,910		4,865		2,001,775

Total	(Won)	5,161,050	(Won)	49,957	(Won)	5,211,007

16.	ACCRUED SEVERANCE INDEMNITIES

Changes in accrued severance indemnities for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)		December 31, 2006 (12 months)
Beginning of period	(Won)	1,235,012	(Won)	1,082,978
Provisions		257,406		210,184
Payments		(61,883)		(58,150)

Net balance	(Won)	1,430,535	(Won)	1,235,012

(*)	The Company has deposits with insurance companies (Samsung Life Insurance Co., Ltd., and others) to fund the portion of the employees’ severance indemnities. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, covering 68.2% and 72.7% of its obligations for severance indemnities as of September 30, 2007 and December 31, 2006 respectively, are deducted from accrued severance indemnities.

17.	ACCRUED PROVISIONS

Changes in accrued provisions for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)
	January 1, 2007		Increase		Decrease	September 30, 2007
Current portion:
Litigation (*)	(Won)	4,991	(Won)	11,131	((Won)5,150)	(Won)	10,972
KT members point (**)		1,402		461	(483)		1,380
Provision for uncompleted System Integration (“SI”) projects (***)		—		3,823	—		3,823
Sub total		6,393		15,415	(5,633)		16,175
Non-current portion:
Call bonus points (land line) (†)		72,693		—	(51,686)		21,007
Call bonus points (KT PCS) (‡)		1,494		—	(826)		668
Sub total		74,187		—	(52,512)		21,675

Total	(Won)	80,580	(Won)	15,415	((Won)58,145)	(Won)	37,850

	December 31, 2006 (12 months)
	January 1, 2006		Increase		Decrease	December 31, 2006
Current portion:
Litigation	(Won)	8,575	(Won)	5,870	((Won)9,454)	(Won)	4,991
KT members point		1,399		1,537	(1,534)		1,402

Sub total		9,974		7,407	(10,988)		6,393

Non-current portion:
Call bonus points (land line)		59,038		20,487	(6,832)		72,693
Call bonus points (KT PCS)		15,529		—	(14,035)		1,494

Sub total		74,567		20,487	(20,867)		74,187

Total	(Won)	84,541	(Won)	27,894	((Won)31,855)	(Won)	80,580

(*)	The amount recognized as the litigation provision is the best estimate of total payments required to settle the present litigation.

(**)	The Company recorded provisions for the KT members’ points, for VIP customers of the fixed-line telephone and mobile telephone users who are entitled to receive certain goods and other benefits with (Won)25,000 per person maximum, from the Company.

(***)	The estimated losses on the uncompleted SI projects were recognized as the provision for the nine months ended September 30, 2007.

(†)	The amount recognized as the call bonus points (land line) represents the best estimate of the payments of the Company’s land line call bonus points which are provided to customers based on the usage of the services provided by the Company. Once certain criteria are met customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimations are necessary as a result of changes in circumstances, which were used as the bases for such estimations, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others. Through such new estimation, the call bonus provision totaling (Won)45,271 million was reversed for the nine months ended September 30, 2007.

(‡)	The Company recorded provision for the call bonus points (KT PCS) for Let’s010 (KT-PCS) subscribers who are entitled to receive certain goods and other benefits from the Company.

18.	LEASED ASSETS AND LIABILITIES

Details of capital lease and operating lease as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

a. Capital Lease

	September 30, 2007 (9 months)		December 31, 2006 (12 months)
Acquisition cost	(Won)	119,603	(Won)	85,205
Accumulated depreciation		(57,027)		(35,613)

Net balance	(Won)	62,576	(Won)	49,592
Depreciation		21,574		19,605

Future minimum payments per annum under the leases as of September 30, 2007 are as follows (in millions of Korean won):

Year ending September 30,	Minimum lease payment
2008	(Won)	32,143
2009		27,324
2010		18,887
2011		10,840
2012		3,350

Total
Less:		92,544
Amounts representing interest		(10,250)
Current portion		(27,280)

Net	(Won)	55,014

b. Operating Lease

The Company maintains operating lease agreements with KT Rental and others for vehicles and machinery. Operating lease expenses amounted to (Won)14,761 million for the nine months ended September 30, 2007. Annual future lease payments under the operating lease at September 30, 2007 are as follows (in millions of Korean won):

Year ending September 30,
2008	(Won)	26,040
2009		15,545
2010		4,835
2011		1,099
2012		391
thereafter		—

Total	(Won)	47,910

19.	REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION

Through September 15, 1998, the Company received deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed on or before December 31, 1989, in accordance with the amended Korea Telecom Act on December 30, 1989, the Company is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.

Beginning on September 15, 1998, the Company allowed customers to choose between alternative plans for basic telephone service. Under such plans, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies as of September 30, 2007 and December 31, 2006 are summarized as follows (in thousands of foreign currencies and millions of Korean won):

	September 30, 2007			December 31, 2006
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
Assets:
Cash and cash equivalents	USD14,949	(Won)	13,764	USD19,648	(Won)	18,265
Short-term loans	USD15,327		14,111	USD 15,327		14,248
Accounts receivable – trade	USD160,302		147,591	USD153,123		142,344
	SDR18,902		27,050	SDR 20,923		29,236
	EUR132		173	EUR 92		113
Accounts receivable – other	USD17,869		16,912	USD16,012		14,885
Guarantee deposits received	USD557		516	—		—

Total assets	USD209,004			USD204,110
	SDR18,902			SDR20,923
	EUR132	(Won)	220,117	EUR92	(Won)	219,091

	September 30, 2007			December 31, 2006
	Foreign currencies	Won equivalent		Foreign currencies		Won equivalent
Liabilities:
Accounts payable – trade	USD152,348	(Won)	140,266	US$	135,725	(Won)	126,171
	SDR14,552		20,824		SDR 19,202		26,832
	EUR119		155		EUR 123		150
	AUD85		70		—		—
	CAD1		1		—		—
Bonds (par value)	USD1,500,000		1,381,050		USD1,500,000		1,394,400

Total liabilities	USD1,652,348				USD1,635,725
	SDR14,552				SDR19,202
	EUR119				EUR123
	AUD85				—
	CAD1	(Won)	1,542,366		—	(Won)	1,547,553

21.	PRESENT VALUE OF ASSETS AND LIABILITIES

Present value of assets and liabilities as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007
Accounts	Discount rate	Period	Nominal value		Present value		Discount
Accounts receivable - trade	5.68~7.04%	2007~2008	(Won)	35,404	(Won)	33,937	(Won)	1,467
Accounts receivable - other	5.68~8.85%	2007~2008		50,036		48,936		1,100
Long-term accounts receivable - trade	5.68~7.04%	2008~2025		63,702		42,196		21,506
Long-term accounts receivable - other	5.56~8.85%	2008~2010		8,859		8,667		192

	December 31, 2006
Accounts	Discount rate	Period	Nominal value		Present value		Discount
Accounts receivable - trade	5.83~7.04%	2007	(Won)	46,649	(Won)	43,357	(Won)	3,292
Accounts receivable - other	5.83~8.85%	2007		40,575		39,721		854
Long-term accounts receivable - trade	5.83~7.04%	2008~2025		67,971		47,246		20,725
Long-term accounts receivable - other	5.83~8.85%	2008~2009		8,003		7,862		141

22.	COMMITMENTS AND CONTINGENCIES

a. Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. During 2006, the Company appealed certain portion of the fine imposed by the FTC totaling (Won)132,332 million to the Seoul High Court. However, this appeal cannot be currently determined.

The Company is also in litigation as a defendant in other cases for damages resulting from various claims, disputes and legal actions in the normal course of operations which amounted to (Won)37,249 million as of September 30, 2007. The Company accrued (Won)10,972 million as accrued provisions related to the claims as of September 30, 2007. This appeal cannot be currently determined.

b. Credit Facilities and Letters of Credit

As of September 30, 2007, commitments related to credit facilities and letters of credit are as follows (in millions of Korean won and in thousands of U.S. dollar)

Commitment	Provider	Credit limit
Bank overdraft	Kookmin bank and others		900,000
Commercial paper issuance	Korea Exchange bank and others		250,000
Collateral loan on accounts receivable	Kookmin bank and others		950,000
Letters of credit	Korea Exchange bank and others	USD	15,000
Collection for foreign currency denominated checks	Korea Exchange bank	USD	1,000

The Company also has construction performance guarantee agreements with five financial institutions up to USD4,207 thousand and (Won)119,689 million, and as of September 30, 2007, the used portion of the agreements amounted to USD3,270 thousand and (Won)119,589 million, respectively.

c. Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its shares to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. If the put option is exercised by DoCoMo, KT will be required to purchase all of the KTF shares from DoCoMo at DoCoMo’s acquisition price plus accrued interest by February 15, 2009. Meanwhile, in August 2007, KTF reached the target network coverage mentioned above, and the right for DoCoMo to put its shares to KT has been now extinguished.

d. Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a ‘Put and Call Combination’ contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

e. Payment of a Handset Subsidy to Mobile Phone Users

According to the revised provisions of the Telecommunications Business Law (“TBL”), the Company is allowed to provide a one time handset subsidy to eligible mobile phone users within the next two years beginning March 27, 2006. Pursuant to the TBL, the Company may establish its subsidy policy regarding the eligibility criteria and amount of payment. Consistent with the TBL, the Company provides a subsidy for mobile phone users who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months. Moreover, the Company has the right to discontinue the payment depending on marketing strategies, if necessary. However, the Company is required to report changes in the service agreement, should they take place, to the Ministry of Information and Communication within 30 days of the effective date.

23.	DERIVATIVES

For the nine months ended September 30, 2007 and for the year ended December 31, 2006, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description

Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swaps	Merrill Lynch and 3 others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period

Currency interest rate	Merrill Lynch and 4 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

The assets and liabilities recorded relating to the outstanding contracts as of September 30, 2007 and December 31, 2006 are as follows (in thousands of USD and millions of Korean won):

	September 30, 2007
	Contract amount		Fair value
Type of transaction			Assets (Current portion)		Liabilities (Current portion)		Liabilities (Non-current portion)
Interest rate swap	(Won)	451,240
		USD100,000	(Won)	3,118	(Won)	1,975	(Won)	—
Cross currency swap(*)		USD220,000				1,432		1,429
Combined interest rate currency swap		USD700,000				140,150		—

Total	(Won)	451,240
		USD1,020,000	(Won)	3,118	(Won)	143,557	(Won)	1,429

	December 31, 2007
	Contract amount		Fair value
Type of transaction			Assets (Current portion)		Liabilities (Current portion)
Interest rate swap	(Won)	811,240
		USD200,000	(Won)	9,290	(Won)	6,849
Cross currency swap		USD20,000		—		1,476
Combined interest rate currency swap		USD700,000		—		160,757

Total	(Won)	811,240
		USD920,000	(Won)	9,290	(Won)	169,082

(*)	Detail of the foreign currency swap contract to which cash flow hedge accounting is applied as of September 30, 2007 is as follows (in thousands of USD and millions of Korean won):

Type of Transaction	Contract date	Termination date	Contract amount	Fair value (Non-current liabilities)
Cross currency swap	April 11, 2007	April 11, 2012	USD 200,000	(Won)	1,429

Above foreign currency swap contract is to hedge the risk of variability of future cash flows from fixed rate foreign currency (USD) bonds and as of September 30, 2007, the gain on valuation of the swap contract amounting to (Won)2,285 million, net of income tax effect, is included in accumulated other comprehensive income and for the three months ended September 30, 2007 the loss on valuation of the swap contract totaling (Won)1,220 million is recognized in current operations as a result of foreign currency translation gain from foreign currency (USD) bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation from July, 2, 2007 to April 11, 2012. Approximately (Won)530 million of net derivative gain included in accumulated other comprehensive income at September 30, 2007 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for the nine months ended September 30, 2007 and 2006 are as follows (in millions of Korean won):

	September 30, 2007
	Valuation gain (P/L)						Valuation loss (P/L)						Valuation gain (B/S) For hedging
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	1,380	(Won)	—	(Won)	1,380	(Won)	5,637	(Won)	—	(Won)	5,637	(Won)	—
Cross currency swap		44		—		44		3,362		1,220		4,582		3,152
Combined interest rate currency swap		20,606		—		20,606		—		—		—		—

Total	(Won)	22,030		—	(Won)	22,030	(Won)	8,999	(Won)	1,220	(Won)	10,219	(Won)	3,152

	September 30, 2006
	Valuation gain (P/L)						Valuation loss (P/L)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total
Interest rate swap	(Won)	6,249	(Won)	—	(Won)	6,249	(Won)	629	(Won)	—	(Won)	629
Cross currency swap		—		—		—		5,006		—		5,006
Combined interest rate currency swap		—		—		—		89,317		—		89,317

Total	(Won)	6,249		—	(Won)	6,249	(Won)	94,952		—	(Won)	94,952

24.	COMMON STOCK

As of September 30, 2007 and December 31, 2006, the Company’s authorized share capital was 1,000,000,000 shares with par value of (Won)5,000 per share. As of September 30, 2007 and December 31, 2006, 277,569,400 shares of common stocks had been issued.

As of September 30, 2007 and December 31, 2006, the number of shares issued by the Company are 277,569,400 shares and 279,627,400 shares, respectively, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 2,058,000 treasury shares for the nine months ended September 30, 2007 in addition to the 32,572,259 treasury shares retired through December 31, 2006 by charges against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

25.	APPROPRIATED RETAINED EARNINGS

Retained earnings appropriated to the legal reserve cannot be used as cash dividends under the applicable laws and regulations. The Korean Commercial Code requires the Company to appropriate an amount equal to at least 10% of the cash dividend amount to the legal reserve at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to capital.

In accordance with the relevant tax laws, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. This reserve may be restored to retained earnings in accordance with the relevant tax laws. Such amount is to be taken back into taxable income in the year when it is reversed from appropriation.

26.	TREASURY STOCK

Changes in treasury stock for the nine months ended September 30, 2007 and for the year ended December 31, 2006 are as follows (in millions of Korean won except for share data):

	September 30, 2007 (9 months)			December 31, 2006 (12 months)
	Number of shares	Amount		Number of shares	Amount
Balance at beginning of period	71,532,222	(Won)	3,826,572	71,792,753	(Won)	3,840,485
Increase	2,058,000		91,518	5,222,000		213,664
Decrease	(2,074,645)		(92,402)	(5,482,531)		(227,577)

Balance at end of period	71,515,577	(Won)	3,825,688	71,532,222	(Won)	3,826,572

As of September 30, 2007, the remaining treasury stocks are strictly segregated by a trust fund and the Company itself. The treasury stocks are restricted for retirement of the treasury stock and stock compensation for officers and employees.

27.	OPERATING REVENUES

Operating revenues for the three months and nine months ended September 30, 2007 and 2006 are as follows (in millions of Korean won):

	September 30, 2007				September 30, 2007
	3 months		9 months		3 months		9 months
Internet services	(Won)	633,634	(Won)	1,875,808	(Won)	615,162	(Won)	1,828,080
Data communication services		404,943		1,219,662		408,674		1,217,591
Telephone services		1,410,930		4,315,312		1,525,266		4,551,217
PCS services		362,608		1,140,599		357,726		1,026,166
System integration services		70,437		184,555		44,753		131,247
Real estate-related services		63,511		167,850		52,764		111,531
Other		6,543		19,308		6,935		21,875

Operating revenue	(Won)	2,952,606	(Won)	8,923,094	(Won)	3,011,280	(Won)	8,887,707

28.	CONSTRUCTION CONTRACTS

Details of construction contracts as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007 (9 months)
	Beginning contract balance		Increase		Recognized revenue	Ending contract balance
Jungja Dong, Suwon	(Won)	27,158	(Won)	37	((Won)22,977)	(Won)	4,218
Sungsu Dong, Seoul		116,967		1,600	(43,738)		74,829
Bugae Dong, Incheon		184,179		—	(25,517)		158,662

Total	(Won)	328,304	(Won)	1,637	((Won)92,232)	(Won)	237,709

	December 31, 2006 (12 months)
	Beginning contract balance		Increase (Decrease)		Recognized revenue	Ending contract balance
Jungja Dong, Suwon	(Won)	48,657	(Won)	—	((Won)21,499)	(Won)	27,158
Sungsu Dong, Seoul		140,000		11,081	(34,114)		116,967
Bugae Dong, Incheon		191,713		—	(7,534)		184,179
Gaya Dong, Busan		11,055		(36)	(11,019)		—

Total	(Won)	391,425	(Won)	11,045	((Won)74,166)	(Won)	328,304

29.	OPERATING EXPENSES

Operating expenses for the three months and nine months ended September 30, 2007 and 2006 are as follows (in millions of Korean won):

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
Salaries and wages	(Won)	513,555	(Won)	1,416,932	(Won)	444,966	(Won)	1,334,576
Share-based payment		256		792		67		160
Provision for severance indemnities		89,673		257,406		47,355		147,538
Employee welfare		111,499		338,746		121,998		345,244
Communications		13,944		41,049		12,374		37,142
Utilities		52,187		126,906		50,589		125,587
Taxes and dues		40,932		114,599		27,652		96,760
Rent		17,114		57,158		16,315		47,533
Depreciation		507,567		1,407,217		499,610		1,418,281
Amortization		34,615		103,508		27,702		70,968
Repairs and maintenance		133,738		370,957		183,146		446,116
Automobile maintenance		5,062		14,032		5,144		13,953
Commissions		168,539		501,543		173,978		483,606
Advertising		26,646		82,636		25,144		64,040
Education and training		9,841		23,848		5,387		21,829
Research and development		62,975		171,512		62,698		188,503
Travel		6,478		21,909		7,896		23,242
Supplies		7,758		22,001		5,742		16,762
Interconnection charges		195,671		591,382		211,648		626,304
Cost of services		128,920		496,398		191,385		472,953
International settlement payment		184,419		499,116		142,906		425,346
Commissions for system integration service		53,576		142,413		54,893		149,945
Cost of goods sold		63,450		177,504		39,254		115,542
Promotion		45,176		142,600		77,659		175,894
Sales commission		157,738		547,533		144,193		353,667
Provision for doubtful accounts		—		—		—		22,306
Other		19,172		51,821		17,849		46,758

		2,650,501		7,721,518		2,597,550		7,270,555

Less: transfer to other accounts		(10,115)		(31,447)		(13,850)		(40,096)

	(Won)	2,640,386	(Won)	7,690,071	(Won)	2,583,700	(Won)	7,230,459

30.	INCOME TAX EXPENSE

a. Detail of Income Tax Expense

Income tax expense for the three months and nine months ended September 30, 2007 and 2006 consists of the following (in millions of Korean won):

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
Current income tax expense	(Won)	54,022	(Won)	272,646	(Won)	75,441	(Won)	348,106
Change in deferred income tax assets and liabilities		1,239		(4,492)		7,129		(877)
Income tax expense reflected in stockholders’ equity		—		51		(1,178)		(1,178)

Income tax expense	(Won)	55,261	(Won)	268,205	(Won)	81,392	(Won)	346,051

Changes in deferred income tax assets related to temporary differences for the years ended September 30, 2007 and December 30, 2006 are as follows (in millions of Korean won):

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
Beginning of deferred income tax assets	(Won)	152,156	(Won)	136,266	(Won)	188,571	(Won)	201,495
Ending of deferred income tax assets		(149,083)		(149,083)		(182,803)		(182,803)
Adjustment to the beginning net deferred income tax assets based on tax return filed		—		10,016		—		(5,140)
Changes in deferred income tax assets (liabilities) added to (deducted from) stockholders’ equity		(1,834)		(1,691)		1,362		(14,428)

Changes in deferred income tax assets	(Won)	1,239		((Won)4,492)	(Won)	7,129		((Won)877)

b. Reconciling Items between Accounting Income and Taxable Income

Reconciling items between accounting income and taxable income for the nine months ended September 30, 2007 and 2006 are as follows (in million of Korean won):

	September 30, 2007				September 30, 2006
	Temporary difference		Non-temporary difference		Temporary difference		Non-temporary difference
(Addition)
Allowance for doubtful accounts	(Won)	—	(Won)	—	(Won)	38,007	(Won)	—
Bad debt expenses		—		4,486		—		—
Accrued interest income		—		—		8,877		—
Derivatives		—		3,152		—		—
Available-for-sale securities		480		—		6,202		—
Equity securities of affiliates		56,149		904		1,789		—
Depreciation		825		—		77,352		—
Customers’ contribution to construction costs		14,564		—		2,234		—
Accrued expenses		39,750		—		—		—
Provision for severance indemnities		188,841		—		102,517		—
Reserve for technology and human resource development		80,000		—		—		—
Additional payment of income taxes		—		57,737		—		17,261
Others		57,643		—		—		126,635

Sub-Total		438,252		66,279		236,978		143,896

	September 30, 2007				September 30, 2006
	Temporary difference		Non-temporary difference		Temporary difference		Non-temporary difference
(Deduction)
Allowance for doubtful accounts		((Won)104,478)	(Won)	—	(Won)	—	(Won)	—
Bad debt expenses		—		—		(5,589)		—
Accrued interest income		(3,645)		—		—		—
Derivatives		(2,473)		—		—		—
Inventories		(5,437)		—		(3,922)		—
Available-for-sale securities		—		(480)		—		(3,662)
Equity securities of affiliates		—		—		—		(9,556)
Accrued expense		—		—		(70,306)		—
Refundable deposits for telephone installation		(2,030)		—		(6,037)		—
Accrued provision		(42,296)		—		(41,308)		—
Group retirement deposits		(188,841)		—		(102,571)		—
Income tax refunds		—		(11,941)		—		(2)
Other		—		(13,615)		(67,188)		—
Sub-Total		(349,200)		(26,036)		(296,921)		(13,220)

Total	(Won)	89,052	(Won)	40,243		((Won)59,943)	(Won)	130,676

c. Change in Cumulative Temporary Difference and Deferred Income Tax Assets (Liabilities)

Changes in cumulative temporary difference for the nine months ended September 30, 2007 are as follows (in millions of Korean won):

	Jan. 1, 2007		Final tax return amount (*)		Addition		Deduction		September 30, 2007		Deferred income tax asset (liability)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful account	(Won)	336,319	(Won)	265,248	(Won)	—	(Won)	104,478	(Won)	160,770	(Won)	38,312	(Won)	5,900
Derivatives		160,241		160,241		—		2,473		157,768		43,386		—
Inventories		25,547		25,547		—		5,437		20,110		5,530		—
Available-for-sale securities		9,265		9,265		480		—		9,745		—		2,680
Equity securities of affiliates(**)		1,384,750		1,384,750		93,711		—		1,478,461		—		406,576
Customers’ contribution to construction costs		176,405		176,405		14,564		—		190,969		—		52,516
Accrued expense		7,898		9,881		39,750		—		49,631		13,648		—
Accrued provision		93,378		93,378		—		42,296		51,082		7,036		7,012
Provision for severance indemnities		741,007		741,007		188,841		—		929,848		—		255,708
Refundable deposits for telephone installation		56,851		56,851		—		2,030		54,821		—		15,076
Other		101,617		207,955		57,643		—		265,598		56,412		16,628

Sub total		3,093,278		3,130,528		394,989		156,714		3,368,803		164,324		762,096

Temporary differences unlikely to be realized		1,381,131								1,475,478		—		405,756
Temporary differences likely to be realized		1,712,148								1,893,324		164,324		356,340
Tax rate(†)		27.5%								27.5%

Deferred income tax assets	(Won)	470,840							(Won)	520,664	(Won)	164,324	(Won)	356,340

(Taxable temporary differences)
Accrued interest income		((Won)2,239)		((Won)2,239)		((Won)3,645)	(Won)	—		((Won)5,884)		((Won)1,618)	(Won)	—
Equity securities of affiliates(**)		(168,397)		(168,387)		(37,562)		—		(205,959)		—		(56,268)
Depreciation		(66,265)		(67,094)		—		(825)		(66,269)		—		(18,225)
Group retirement deposits		(741,007)		(741,007)		(188,841)		—		(929,848)		—		(255,708)
Reserve for technology and human resource development		(320,000)		(320,000)		—		(80,000)		(240,000)		(36,667)		(29,333)

Sub total		(1,297,908)		(1,298,737)		(230,048)		(80,825)		(1,447,960)		(38,285)		(359,534)

Temporary differences unlikely to be realized		(81,275)								(95,410)		—		(26,238)

Taxable temporary differences likely to be realized		(1,216,633)								(1,352,550)		(38,285)		(333,296)
Tax rate (†)		27.5%								27.5%
Deferred income liabilities		(334,574)								(371,581)		(38,285)		(333,296)

Deferred income tax net	(Won)	136,266							(Won)	149,083	(Won)	126,039	(Won)	23,044

	Jan. 1, 2006		Final tax return amount(‡)		Addition		Deduction		December. 31, 2006		Deferred income tax asset (liability)
											Current		Non-current
(Deductible temporary differences)
Allowance for doubtful account	(Won)	412,458	(Won)	420,785	(Won)	—	(Won)	124,926	(Won)	295,859	(Won)	81,361	(Won)	—
Derivatives		116,043		116,043		44,198		—		160,241		44,066		—
Inventories		27,764		27,764		—		2,803		24,961		6,864		—
Available-for-sale securities		20,826		20,826		—		11,561		9,265		—		2,548
Equity securities of affiliates		1,314,862		1,185,342		199,408		—		1,384,750		—		380,806
Customers’ contribution to construction costs		147,849		147,849		28,556		—		176,405		—		48,511
Accrued expense		28,981		31,408		121,662		—		153,070		42,094		—
Accrued provision		84,541		84,541		—		3,961		80,580		1,758		20,401
Refundable deposits for telephone installation		58,965		58,965		—		2,114		56,851		—		15,634
Provision for severance indemnities		649,787		649,787		91,220		—		741,007		—		203,777
Other		58,384		66,161		—		55,872		10,289		6,968		(4,137)

Sub total		2,920,460		2,809,471		485,044		201,237		3,093,278		183,111		667,540

Temporary differences unlikely to be realized		1,007,154								1,377,540		—		378,824
Temporary differences likely to be realized		1,913,306								1,715,738		183,111		288,717
Tax rate(†)		27.5%								27.5%

Deferred income tax assets	(Won)	526,159							(Won)	471,828	(Won)	183,111	(Won)	288,717

(Taxable temporary differences)
Accrued interest income		((Won)589)		((Won)589)		((Won)1,650)	(Won)	—		((Won)2,239)		((Won)616)	(Won)	—
Equity securities of affiliates		(125,209)		(125,209)		(43,188)		—		(168,397)		—		(46,310)
Depreciation		(135,724)		(131,115)		—		(64,851)		(66,264)		—		(18,222)
Group retirement deposits		(649,787)		(649,787)		(91,220)		—		(741,007)		—		(203,777)
Reserve for technology and human resource development		(320,000)		(320,000)		—		—		(320,000)		(29,333)		(58,667)

Sub total		(1,231,309)		(1,226,700)		(136,058)		(64,851)		(1,297,907)		(29,949)		(326,976)

Temporary differences unlikely to be realized		(50,708)								(77,682)		—		(21,363)

Taxable temporary differences likely to be realized		(1,180,601)								(1,220,225)		(29,949)		(305,613)
Tax rate (†)		27.5%								27.5%
Deferred income liabilities		(324,665)								(335,562)		(29,949)		(305,613)

Deferred income tax net	(Won)	201,494							(Won)	136,266	(Won)	153,162		((Won)16,896)

(*)	Tax effects from true-up for prior year tax return amounting to (Won)1,541 million and (Won)4,521 million arising from temporary difference and non-temporary difference, respectively, were adjusted in deferred income tax assets and current earnings, respectively

(**)	The Company did not recognize deferred income tax assets of (Won)405,756 million related to the tax effects of deductible temporary differences from 17 equity method accounting investees including KTF since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling (Won)26,238 million of which (Won)25,230 million represents the tax effect of taxable temporary differences from 11 equity method accounting investees including KTN and was not recognized since it is almost certain that the differences will not reverse in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years.

(†)	Tax rates expected to be applied in future periods in which the related temporary differences are expected to be reversed.

(‡)	Tax effects from true-up for prior year tax return amounting to (Won)29,255 million and (Won)26,453 million arising from temporary difference and non-temporary difference, respectively, were adjusted in deferred income tax assets and current earnings, respectively.

d. Deferred income tax assets (liabilities) added to (deducted from) stockholders’ equity as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

September 30, 2007	Amount		Income tax expense	Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (Capital surplus)	(Won)	715	((Won)196)	(Won)	—	(Won)	519
Unrealized gain on valuation of available-for-sale securities		5,570	—		(1,532)		4,038
Equity in other stockholders’ equity of affiliates, net		1,821	—		4,720		6,541
Unrealized gain on valuation of derivative, net		3,152	—		(867)		2,285

Total	(Won)	11,258	((Won)196)	(Won)	2,231	(Won)	13,383

December 31, 2006	Amount		Income tax expense	Deferred income tax assets (liabilities)		Net
Gain on disposal of treasury stock (Capital surplus)	(Won)	899	((Won)247)	(Won)	—	(Won)	652
Unrealized gain on valuation of available-for-sale securities		6,050	—		(1,664)		4,386
Equity in other stockholders’ equity of affiliates, net		916	—		5,676		6,592

Total	(Won)	7,865	((Won)247)	(Won)	4,012	(Won)	11,630

Unrealized gain on valuation of derivative, net

e. Income taxes payable and prepaid income taxes before offset as of September 30, 2007 and December 31, 2006 are as follows (in millions of Korean won):

	September 30, 2007		December 31, 2006
Income taxes payable	(Won)	272,646	(Won)	345,548
Prepaid income taxes		(2,009)		(5,483)

Net	(Won)	270,637	(Won)	340,065

f. Effective Tax Rate

Effective tax rate for the three months and nine months ended September 30, 2007 and 2006 are as follows (in millions of Korean won)

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
Income tax expense	(Won)	55,261	(Won)	268,205	(Won)	81,392	(Won)	346,051
Income before income tax expense		307,961		1,120,974		414,432		1,443,628

Effective tax rate		17.94%		23.92%		19.64%		23.97%

g. Accounting Changes

The Company in December 2006 early adopted the KAI Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures,” and retroactively applied such Opinion to January 1, 2006, which requires evaluation of tax benefit, if any, based on the net deferred income tax asset or liability of all temporary differences arising from the same affiliate rather than on an individual basis. As a result, the Company’s non-consolidated statement of income for the three months and nine months ended September 30, 2006 are restated and net income for that period increased by (Won)15,443 million and (Won)28,147 million, respectively.

31.	NET INCOME PER SHARE

The Company’s net income per share for the three months and nine months ended September 30, 2007 and 2006 are computed as follows (in millions of Korean won, except for per share data):

Basic net income per share

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
Net income	(Won)	252,700	(Won)	852,769	(Won)	333,040	(Won)	1,097,577
Weighted average number of common shares outstanding		205,814,831		207,326,709		207,834,647		207,834,647

Basic net income per share (in Korean won)	(Won)	1,228	(Won)	4,113	(Won)	1,602	(Won)	5,281

Diluted net income per share

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
Net income	(Won)	252,700	(Won)	852,769	(Won)	333,040	(Won)	1,097,577
Interest on convertible bonds		—		—		13		13

Adjusted net income		252,700		852,769		333,053		1,097,590
Adjusted weighted average number of common shares outstanding (Note)		205,814,831		207,326,709		208,095,179		208,095,179

Diluted net income per share (in Korean won)	(Won)	1,228	(Won)	4,113	(Won)	1,600	(Won)	5,274

Diluted net income per share is calculated based on the effect of potentially dilutive securities that were outstanding for the nine months ended September 30, 2007 and 2006. Net income is adjusted to include the after-tax amount of interest recognized associated with convertible bonds. However, stock options and stock grants were not considered in the determination of diluted net income per share because the exercise price exceeded the average market price of common stock during those periods.

(Note) Potentially dilutive securities as of September 30, 2007 are as follows (in shares):

	September 30, 2007
Stock option (1st grant)	(Won)	371,632
Stock option (2nd grant)		3,000
Stock option (4th grant)		43,153

Total	(Won)	417,785

32.	COMPREHENSIVE INCOME

Comprehensive income for the three months and nine months ended September 30, 2007 is as follows (in millions of Korean won):

Description	September 30, 2007
	3 months		9 months
Net income	(Won)	252,700	(Won)	852,769
Other comprehensive income, net of taxes:
Unrealized loss on available-for-sale securities		130		(348)
Equity in other stockholders’ equity of affiliates, net		936		(151)
Unrealized gain on valuation of derivatives, net		2,285		2,285

Total	(Won)	256,051	(Won)	854,655

33.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant
Grant date		Dec. 26, 2002		Sept. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Exercise period		Dec.27, 2004 ~Dec. 26, 2009		Sept.17, 2005 ~Sept.16, 2010		Dec.13, 2005 ~Dec.12, 2010		Feb. 5, 2007 ~Feb. 4, 2012		Apr. 29, 2007 ~Apr. 28, 2012

The Company adopted the fair value method for measuring of compensation costs which are amortized to expense over the option vesting periods. The valuation assumptions of stock options based on the fair value method are as follows:

	1st Grant			2nd Grant		3rd Grant			4th Grant			5th Grant
Risk free interest rate		5.46%			4.45%		5.09%			4.43%			4.07%
Expected option life		4.5 years to 5.5 years			4.5 years		4.5 years to 5.5 years			4.5 years to 5.5 years			4.5 years to 5.5 years
Expected volatility		49.07 ~ 49.90	% %		34.49%		31.26 ~ 33.90	% %		33.41 ~ 42.13	% %		33.51 ~ 35.92	% %
Expected dividend yield ratio		1.10%			1.57%		1.57%			5.86%			5.86%
Fair value per option (in Korean won)	(Won)	22,364		(Won)	12,443	(Won)	10,926		(Won)	12,322		(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311		(Won)	38	(Won)	—		(Won)	531		(Won)	—

On March 29, 2007, the Company newly entered into stock grant agreements with all registered directors. The details of the stock grants are as follows:

1st Grant
Grant date		March 29, 2007
Number of shares (Note)		23,925 shares
Fair value per option (in Korean won)	(Won)	42,706
Total compensation cost (in Korean won)	(Won)	1,021 million
Exercise date		March 29, 2008
Valuation method		Fair value method

(Note) The options can be exercised after 1 year from the grant date, as long as the directors remain employed through that date.

The above compensation cost, which was calculated based on the fair value method, charged to current operations for the nine months ended September 30, 2007 is as follows (in millions of Korean won):

	1st Grant
Total compensation cost	(Won)	1,021
Forfeited or expired		—
Recognized		(767)

Outstanding at September 30, 2007	(Won)	254

34.	NON-CASH FINANCING AND INVESTING ACTIVITIES

Significant non-cash financing and investing activities for the nine months ended September 30, 2007 and 2006 are summarized as follows (in millions of Korean won):

	September 30,
	2007		2006
Construction in progress transferred to property and equipment and other accounts	(Won)	1,131,312	(Won)	945,190

35.	VALUE ADDED INFORMATION

Value added information included in operating expenses for the three months and nine months ended September 30, 2007 and 2006 are as follows (in millions of Korean won):

	September 30, 2007				September 30, 2006
	3 months		9 months		3 months		9 months
Salaries	(Won)	513,555	(Won)	1,416,932	(Won)	444,966	(Won)	1,334,576
Share-based payment		256		792		67		160
Severance indemnities		89,673		257,406		47,355		147,538
Employee welfare		111,499		338,746		121,998		345,244
Rent		17,114		57,158		16,315		47,533
Depreciation		518,224		1,437,635		510,539		1,448,758
Amortization		39,198		116,232		32,206		84,583
Taxes and dues		40,932		114,599		27,652		96,760

Total	(Won)	1,330,451	(Won)	3,739,500	(Won)	1,201,098	(Won)	3,505,152

36.	CONTRIBUTION PAYMENTS FOR RESEARCH AND DEVELOPMENT

For the nine months ended September 30, 2006, the Company contributed a payment for research and development totaling (Won)7,500 million to the Kyungpook National University, Kangnung National University and Chungbuk National University and other institutions. There were no contribution payments for research and development for the three months ended September 30, 2007.

37.	CONTRIBUTIONS RECEIVED FOR LOSSES ON UNIVERSAL TELECOMMUNICATIONS SERVICES

The Company recognizes contributions received for losses on universal telecommunications services as operating revenues. Starting January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated as a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. The Company submits a schedule of estimated costs to the MIC on a yearly basis. These costs are subject to review by the MIC before being finalized.

38.	OTHER INCOME (EXPENSES)

The Company’s other, net amount recorded as other income (expense) in the income statement for the nine months ended September 30, 2007, mainly consist of the telephone service penalty payment made by customers.

39.	EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the nine months ended September 30, 2007 and 2006 totaled (Won)338,746 million and (Won)345,244 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the nine months ended September 30, 2007 and 2006 amounted to (Won)52,500 million and (Won)37,500 million respectively.

40.	DEVELOPMENT OF SKILLED LABOR FORCE

For the nine months ended September 30, 2007 and 2006, the Company spent (Won)23,848 million and (Won)21,829 million, respectively, on employee training, outsourced employee training, overseas employee training and others for the purpose of developing skilled labor force.

I.	Corporate General

4.	Total Number of Shares, etc.

A.	Total Number of Shares

(As of September 30, 2007)	(Unit: Share)

Category	Type of Shares		Note
	Common Shares	Total
I. Total Authorized Number of Shares	1,000,000,000	1,000,000,000	—
II. Total Number of Issued and Outstanding Shares	312,199,659	312,199,659	—
III. Total Number of Shares Reduced	34,630,259	34,630,259	—
1. Decrease in Capital	—	—	—
2. Share Retirement	34,630,259	34,630,259	—
3. Redemption of Redeemable Shares	—	—	—
4. Other	—	—	—
IV. Total Number of Issued and Outstanding Shares (II – III)	277,569,400	277,569,400	—
V. Number of Treasury Shares	71,515,577	71,515,577	—
VI. Number of Shares in Circulation	206,053,823	206,053,823	—

B.	Paid in Capital and Par Value of a Share

(As of September 30, 2007)					(Unit: Millions of Won, Share)

Category	Type	Total Paid in Capital (Total Par Value)			Par Value of a Share			Note
		Paid in Capital under Financial Statement (A’)	Total Par Value of Issued and Outstanding Shares (A IV x B’)	Total Par Value of Shares in Circulation (A VI x B’)	Par Value of a Share (B’)	Total Number of Issued and Outstanding Shares/Total Paid in Capital (A IV/A’)	Number of Shares in Circulation /Total Paid in Capital (A VI/A’)
Non-bearer	Common Share	1,560,998	1,387,847	1,030,269	5,000	5,624	7,576	—
Total		1,560,998	1,387,847	1,030,269	5,000	5,624	7,576	—

*	Unit of Par Value of a Share: Won

C.	Acquisition and Disposal of Treasury Shares

(1)	Current Status of Acquisition • Disposal of Treasury Shares (as of September 30, 2007)

Method of Acquisition	Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	Tern-End	Note
Direct Acquisition pursuant to Article 189-2 Paragraph 1 of the Law	Common Share	70,273,052	2,058,000	16,645	2,058,000	70,256,407
	Preferred Share	—	—	—	—	—	—
Direct Acquisition for reasons other than those stated under Article 189-2 Paragraph 1 of the Law	Common Share	—	—	—	—	—	—
	Preferred Share	—	—	—	—	—	—
Subtotal	Common Share	70,273,052	2,058,000	16,645	2,058,000	70,256,407
	Preferred Share	—	—	—	—	—	—
Indirect Acquisition through Trust Contract, etc.	Common Share	1,259,170	—	—	—	1,259,170	—
	Preferred Share	—	—	—	—	—	—
Total	Common Share	71,532,222	2,058,000	16,645	2,058,000	71,515,577	—
	Preferred Share	—	—	—	—	—	—

*	Disposal of Treasury Shares

•	2,058,000 Shares: Share Retirement

•	16,645 Shares: Distributed on March 30, 2007 to directors of the Board of Directors as performance-based pay.

(2)	Current Status of Share Retirement (As of September 30, 2007)

(Unit: Won, Share)

Date of Retirement	Retirement Purpose	Type of Shares Retired	Number of Shares Retired	Amount of Retirement	Period of Acquisition of Shares to be Retired	Relevant Statute
August 3, 2007	Creation of Shareholder’s Value	Common Share	2,058,000	91,454,033,000	05/23/2007 ~ 07/31/2007	Securities and Exchange Act (Article 189)
Total		Common Share	2,058,000	91,454,033,000	05/23/2007 ~ 7/31/2007	Securities and Exchange Act (Article 189)
		Preferred Share	—	—	—	—

*	Amount of Retirement does not include commission fee.

*	Acquisition of treasury shares for share retirement is, as of November 14, 2007, still in progress.

•	Type and Number of Shares to be Retired: 2,367,000 Common Shares

•	Estimated Amount of Retirement (Won): Won 109,118,700,000

•	(on the basis of Won 46,100 which is the closing price at the date of Board of Directors Meeting, September 20, 2007)

•	Schedule Period for Acquisition of Treasury Shares: 09/24/2007 ~ 12/23/2007

<Status of Share Retirement in Prior Years>

(Unit: Won, Share)

Date of Retirement	Retirement Purpose	Type of Shares Retired	Number of Shares Retired	Amount of Retirement	Period of Acquisition of Shares to be Retired	Relevant Statutes
10/09/2002	Creation of Shareholder’s Value	Common Share	3,122,000	167,207,040,000	09/02/2002 ~ 10/04/2002	Securities and Exchange Act (Article 189)
01/06/2003	Creation of Shareholder’s Value	Common Share	15,454,659	786,642,143,100	12/30/2002	Securities and Exchange Act (Article 189)
06/20/2003	Creation of Shareholder’s Value	Common Share	2,937,000	137,958,768,000	04/28/2003 ~ 06/13/2003	Securities and Exchange Act (Article 189)
12/09/2003	Creation of Shareholder’s Value	Common Share	5,836,600	273,545,075,500	10/21/2003 ~ 12/04/2003	Securities and Exchange Act (Article 189)
07/03/2006	Creation of Shareholder’s Value	Common Share	5,222,000	213,514,820,000	04/03/2006 ~ 06/26/2006	Securities and Exchange Act (Article 189)
Total		Common Share	32,572,259	1,578,867,846,600	—	—
		Preferred Share	—	—	—	—

(3)	Current Status of Execution • Termination of Treasury Share Trust Agreement

(Unit: Millions of Won)

Category	Beginning of the Term		Execution (+)		Termination (-)		Term-End		Note
	Amount	Number of Cases	Amount	Number of Cases	Amount	Number of Cases	Amount	Number of Cases
Specified Money Trust	100,000	2	—	—	—	—	100,000	2	—
Trust Agreement with Asset Management Company	—	—	—	—	—	—	—	—	—
Share Acquisition Agreement with Investment Company	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—

*	Term of the Trust Agreement: March 9, 2007 ~ March 8, 2010 (3 years)

D.	Share Status of Employee Share Ownership Association

(1)	Transaction with Employee Share Ownership Association

There is nothing relevant to be reported.

(2)	Standard for Exercise of Voting Rights of Employee Share Ownership Association

•

Association Account: Employee Share Ownership Association may exercise the voting right proportionately to the ration of an association member’s intention who has declared his intention on the shares allotted to the Association Member Account.

•

Association Member Account: Employee Share Ownership Association may exercise the voting right or delegate the voting right to an association member after receiving, within a period longer than 7 days, declaration of intention from an association member on the subject of the General Meeting of Shareholders, or after confirming an association member’s request for delegation of exercise of the voting right.

(3)	Shares Held by Employee Share Ownership Association

(As of September 30, 2007)		(Unit: Share)

Type of Account	Type of Shares	Balance at the Beginning of the Term	Term-End Balance
Association Account	Common Share	2,363,130	2,321,342
Association Member Account	Common Share	15,251,033	14,116,124

E.	Matters on Shares other than the Common Share

Not applicable.

F.	Matters on Redeemable Share

Not applicable.

G.	Matters on Convertible Share

Not applicable.

5.	Current Status of Voting Rights

(As of September 30, 2007)	(Unit: Share)

Category		Number of Shares	Note
Total Number of Issued and Outstanding Shares (A)	Common Share	277,569,400	—
	Preferred Share	—
Number of Shares without Voting Right (B)	Common Share	71,518,831	Note 1)
	Preferred Share	—
Number of Shares upon which Exercise of Voting Rights is Restricted under the Securities and Exchange Act, etc. (C)	—	—	Note 2)
Number of Shares with Revived Voting Rights (D)	—	—	—
Number of Shares upon which Voting Rights may be Exercised (E = A – B – C + D)	Common Share	206,050,569	—
	Preferred Share	—

Note 1)	Number of Shares without Voting Right: Total 71,518,831 shares including Treasury Shares, Treasury Stock Fund and Cross holdings

•	Cross holdings: 3,254 Shares

Note 2)	Shares upon which exercise of voting rights is restricted under the Securities and Exchange Act do not exist; in the event subject matter is on appointment of a member of the Audit Committee, however, shares exceeding 3% of the total number of issued and outstanding shares are without voting right.

•

As of December 31, 2006, shareholders are not allowed to exercise their voting rights on 172,358 shares which exceeds 3% of total number of issued and outstanding shares with voting right, among total 6,353,875 national pension shares, in the event subject matter is on appointment of an Audit Committee member.

6.	Matters on Dividend, etc.

A.	Matters on Dividend

The shareholder return policy of the Company is to pay shareholders at least 50% of adjusted net profit of the current term, and shareholder return is a concept which incorporates cash dividends and acquisition of treasury stock of the Company.

B.	Dividend Paid during Last 3 Business Years

Category		3rd Quarter, 26th Term	25th Term	24th Term
Par Value of a Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		852,769	1,233,449	1,031,810
Net Profit of a Share (Won)		4,113	5,877	4,877
Distributable Profit (in Millions of Won)		—	3,572,049	2,978,377
Total Cash Dividend (in Millions of Won)		—	416,190	636,872
Total Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	33.7	61.7
Rate of Return on Cash Dividend (%)	Common Share	—	4.07	7.09
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	—	2,000	3,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

*	Net profit of a share is basic net income per share of common stock.

*	Distributable profit is calculated by adding transfers from voluntary reserve to retained earnings before appropriation and then subtracting loss on sale of treasury shares and amount disposed from voluntary reserve.

C.	Matters on Participating Bond

Not applicable.

II.	Details of Business

1.	Overview

A.	Present Conditions of the Industry

(1)	Characteristics of the Industry

Pursuant to drastic technical advances and changes in customers’ needs, the recent trend in the communications industry is to move toward convergence, such as fixed-mobile convergence and the fusion of communications and the media, and the existing markets for fixed-line telephones, high-speed Internet and mobile communications are no longer expected to grow substantially as they have reached maturity. However, the media business, represented by IPTV, is exerting a great influence over the whole communications and broadcasting industries, as it is expected to reshape the current industrial structure divided between communications and broadcasting, thus providing communications carriers with a new opportunity. Furthermore, the transition to 3G in the mobile communications market has been a new turning point, creating a significant momentum for changing the existing competition structure in the 2G market. In order to find a new breakthrough for the saturated communications market, increasing customer value has become a central theme in the communications market as exemplified by wired communications carriers having launched combination services, such as the TPS/QPS (Triple/Quadruple Play Service), that integrate existing services and mobile communications carriers whose focus is currently on offering additional benefits to their clients.

(2)	Growth of the Industry

(Unit: 1,000 persons)

Category	2003	2004	2005	2006	End of September, 2007
Number High-Speed Internet Subscribers	11,191	11,921	12,190	14,043	14,591
Number of Local Telephone Subscribes	22,877	22,871	22,920	23,119	23,307
Number of Cellular Phone Subscribers	33,592	36,586	38,342	40,197	42,801

*	Data presented by the Ministry of Information and Communication, Republic of Korea (www.mic.go.kr).

(3)	Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are used as necessary goods of the modern life. However, if the Korean economy becomes sluggish and continues to be so in the future, such sluggish economy could have an adverse impact on KT’s business activities.

(4)	Competition Factors

(a)	Competing Businesses

•	Local calls: Hanaro Telecom, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, Hanaro Telecom, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, Hanaro Telecom, SK Telink, etc.

•	High-speed Internet: Hanaro Telecom, LG Powercom, LG Dacom, Onse Telecom, SOs (cable television, relay wired broadcasting), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones (VoIP): Hanaro Telecom, SK Networks, SK Telink, Samsung Networks, LG Dacom, Korea Cable Telecom, etc.

•	IPTV: Hanaro Telecom, etc.

•	Mobile Internet (WiBro): SK Telecom

(b)	Market Penetration

•	Communication service providers: business operations under permission from the Minister of Information and Communication

•	Specific telecommunications service providers: registration

•	Value-added telecommunications service providers: report

(c)	Competition Factors: service fees, product quality, brand value and competitiveness of the distribution network

(5)	Characteristics of Resource Supply

•	Communications Equipment Supply

In accordance with the need to build a broadband convergence network (BcN) that can offer a range of different forms of services based on the government’s u-IT839 policy, the current trend for the backbone network is to change from an individual network with its focus on service providers to a service convergence network (becoming All-IP), and the current trend for the access network is to build a broadband network (becoming All-Optic) for providing a variety of services, such as TPSs (Triple Play Services).

In the third quarter of 2007, KT purchased: (1) backbone network equipment, such as WDM equipment, MSPP and routers, for the purpose of establishing a service convergence network; (2) access network equipment, such as FTTH and IP-xDSL, for the purpose of providing customers with a variety of services, such as TPSs; and (3) terminals for new services, such as servers, mobile Internet and IPTV, for the purpose of efficient network management and providing a wide array of services. The detailed list of purchased items is as follows:

•	Backbone network equipment for building a convergence network: WDM equipment, MSPP, DCS devices, routers, etc.

•	Equipment for high-speed Internet: FTTH/IP-xDSL equipment, switches, optical cables, etc.

•	Servers for network and service management: servers, storages, security systems, etc.

•	Terminals for providing services: mobile telephones, mobile Internet terminals, set-top boxes, cordless telephones, etc.

•	Capital Supply

With its highest credit rating in Korea (AAA), KT has issued: (1) in April 2007, KRW 140,000,000,000 publicly offered corporate bonds due 2012; (2) in April 2007, USD 200,000,000 publicly offered corporate bonds due 2012; and (3) in May 2006, USD 200,000,000 publicly offered corporate bonds due 2016. Since the two USD corporate bonds were issued as long-term bonds each due in 5 and 10 years from their respective issue date, thus dispersing the size of yearly debt redemption, stable debt redemption has become possible. KT has also improved its international credit rating by receiving in June 2005 an A3 from Moody’s Investors Services, the international credit rating agency, and by being assigned a positive outlook by said Services in September 2006. KT also received an A from Fitch Ratings in July 2007 during its regular appraisal. Furthermore, KT procured in May 2007, under the Korean government’s support program designed for telecommunications carriers, an Informationalization Promotion Fund of KRW 11,820,000,000 conditional upon a two-year deferment and installment redemption over three years, and in September 2007, an Inter-Korea Cooperation Fund of KRW 1,098,000,000 conditional upon a seven-year deferment and installment redemption over thirteen years. As a result of these efforts, the average maturity of KT’s borrowings has been extended and its financial stability increased, enabling the efficient management of relevant debt maturity.

(6)	Relevant Laws and Government Regulations

(a)	Regulatory Principles of the Communications Market

•

Regulations relating to the communications market are primarily set forth in the Telecommunications Basic Act, Telecommunications Business Act and related announcements. In particular, the communications market enforces a regulatory policy specific to the communications field and distinct from other competition regulations in order to prevent impediments to competition resulting from its industrial peculiarities, such as essential facilities, network externalities, a cost structure with a large ratio of common cost, switching costs and the scarcity of frequency resources, and to promote public interest.

•

Essential facilities generally means ‘facilities without access to which you cannot provide services or goods to customers’ and, if there do exist essential facilities, competing businesses without such facilities are unable to participate in the competition. As such, businesses equipped with essential facilities are obliged to offer interconnection and comply with the open network policy, such as local loop unbundling (LLU) and offering of facilities.

•

Network externalities means the increase in the value of a service or a network in tandem with the increase in the number of users of such service or network. Since network externalities may cause a tipping of subscribers toward existing businesses or a subscriber lock-in, such potential threats to competition are eliminated through policies governing rate setting, interconnection, mergers and acquisitions and anti-trust.

•

The communications industry has a cost structure with a large ratio of common cost due to the fact it often simultaneously invests certain facilities or man power into offering various, not just one, services. Thus, in order to thwart mutual aids that would discourage competition among businesses, prevention policies, such as those relating to accounting separation, rate setting and restrictions on unfair practice, are being enforced.

•

Communications business generally involves switching costs. When a competing business attempts to recruit subscribers to an existing business, there may be a switching barrier which would lock in those subscribers to the existing business. As switching costs and subscriber lock-in may impede active competition, policies designed to lower switching costs, such as number portability, are being implemented.

•

Because of the peculiar characteristics of the communications market, as described above, unique economic regulations are imposed for the purpose of attaining such political objectives as encouraging active competition and promoting public benefits.

(b)	Future Policy Directions

•

At present, due to the rapid spread of digital convergence, there are active, ongoing movements toward consolidation and convergence of voice & data, communications & media and fixed & mobile in the communications market.

•

As such, the government is preparing to establish a horizontal regulatory scheme in accordance with the convergence environment. Through such a scheme, the government plans to deregulate, encourage new service development and greater investment, facilitate competition among communications carriers, and enhance the predictability of its regulations by presenting in advance policy directions and schedule.

•

The regulatory reshuffling shall take place step by step in that, in 2007, regulations concerning service reform, package service, number portability between Internet telephones and local telephones, and wholesale restrictions shall be implemented, and in the mid-to-long term, the government will seek to have an estimate for ALL-IP interconnection fees and to guarantee the right to choose Internet networks.

The statements above are based on KT’s estimates (analyses, assumptions, etc.) and offered for the sole purpose of helping to better understand KT at present. Consequently, investors should note that they must not rely solely upon KT’s estimate materials (analyses, assumptions, etc.) when making their investment decisions.

B.	Present Conditions of KT

(1)	Operation Outlook and Lines of Business

(a)	Operation Outlook

The Korean communications market is currently in an overall state of stagnation as the leading services, such as fixed-line telephones, high-speed Internet and mobile communications, have reached maturity and there is severe competition among the carriers. KT is no exception to this state of affairs and our local telephone, Megapass and KT-PCS have each been faced with difficult business climate due respectively to: fixed-to-mobile substitution and active VoIP market; competitors’ aggressive marketing and price offensive; and limited resale activity and increased marketing costs.

Despite such unfavorable environment, KT has made company-wide efforts to continuously reduce costs based on essential quality management and to treat customer value innovation as our top priority. Thanks to those efforts, as of the end of September 2007, Megapass maintains 6,522 thousand customers and KT-PCS has 2,916 thousand customers. Further, 119 thousand additional Ann subscriptions have been made, making the total number of Ann customers 2,214 thousand, and 264 thousand additional MyStyle rate plan subscribers have signed up, bringing the total number of MyStyle customers to 2,026 thousand.

In the future, KT plans to popularize flat rate packages and digital Ann telephones in its fixed-line telephone business and prepare differentiated VoIP services in anticipation for the number portability of Internet telephones. In the high-speed Internet arena, KT will prepare for a rebound by innovatively improving customer value from the viewpoint of customers (aka. the “First 1 Mile Project”) with the uninterrupted provision of FTTH (Fiber-To-The-Home) services. And, as for the PCS resale business, KT will focus on the expansion of its current marketing base in anticipation for a 3G-centered future wireless market. Our WiBro (Wireless Broadband) business plans on expanding its services to the Seoul metropolitan area and will always be a leader in the era of Mobile 2.0, the next generation mobile environment, on the basis of two-way communication. Also, our IPTV business will focus on actively corresponding to the TV portal market through early development of MegaTV and, in the long term, by taking a leadership position in the communications broadcasting convergence market. Furthermore, we will constantly expand our market by enhancing our space care services based on networks, offering on/offline total solutions and extending our Bizmeka service area to personalized services, such as medicine and education. In particular, we will combine our collective resources and major services to develop, through phases, a package service which shall represent KT’s new dynamic force for growth.

The statements above are based on KT’s estimates (analyses, assumptions, etc.) and offered for the sole purpose of helping to better understand KT at present. Consequently, investors should note that they must not rely solely upon KT’s estimate materials (analyses, assumptions, etc.) when making their investment decisions.

(b)	Operations subject to Disclosure

KT’s main area of business is telecommunications under the Korea Standard Industry Code.

(2)	Market Share, etc.

Category	Operator	Market Share for Each Term (%)
		3rd Quarter, 26th Term	25th Term (2006)	24th Term (2005)
Local Telephone	KT	91.0	92.1	93.2
(On the Basis of	Hanaro Telecom	8.4	7.5	6.6
Number of	Dacom	0.6	0.4	0.2
Subscribers)
Long Distance	KT	85.6	85.6	85.4
Telephone	Dacom	4.0	4.8	6.1
(On the Basis of	Onse Telecom	1.8	2.1	2.7
Number of	Hanaro Telecom	7.1	6.1	4.8
Subscribers)	SK Telink	1.5	1.4	1.0
High-Speed Internet	KT	44.7	45.2	51.2
Subscriber	Hanaro Telecom	25.3	25.7	22.7
On the Basis of	LG Powercom	10.9	8.6	—
(Number of	SO	17.4	16.6	—
Subscribers)

*	Data presented by the Ministry of Information and Communication, Republic of Korea (Data on long distance telephone provided by the Korea Telecommunications Operators Association).

(3)	Market Characteristics

Thanks to our well-recognized brand name and the trust of our customers, KT’s local telephone business provides universal services for homes and businesses and enjoys approximately 91% of the market share, despite the competitors’ increased sales efforts. Although PSTN sales and the number of PSTN subscribers are on a continuous decline due to the acceleration of fixed-mobile substitution, popularization of VoIP services, expansion of LNP areas and changes to the relevant system, KT is committed to defending against declining sales through increased ARPU brought by the sale of additional services, retention of existing customers with CRM and development of optional calling plans.

As for the high-speed Internet, KT seeks to improve ARPU through price differentiation for high-quality products, helped by the reorganization of our product lineup. KT is the leader in the competition over speed and quality in a market environment clouded by price competition, and such achievement was made possible by our prominence in supplying FTTH services. Our ultimate goal is to be a market leader in offering next generation services, such as IPTV, through realizing 100 mega-bites access for homes.

Despite the fierce competition over placing new customers with other mobile communication companies, KT’s resale services are continuously growing thanks to our stable MNP and ability to secure new customers. Furthermore, we are gradually enhancing our sales by establishing 3G (WCDMA) resale operation bases.

(4)	Details of, and Prospects for, New Businesses

In order to overcome the present market obstacles related to the growth limits of the voice business market and the sluggish growth of high-speed Internet access services, and to seek continued expansion of our business, KT has been actively involved in developing a wide range of new businesses with good growth prospects.

KT shall commit to making a digital entertainment world that will enrich our customers’ lives through a ubiquitous environment connectible by any terminal anytime anywhere, and to offering both customer convenience solutions that customers may freely use without the limitations of time and space and business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business arenas, KT will become a “Wonderful Life Partner” that accomplishes customer value innovation and realizes our customers’ hopes and visions.

KT’s WiBro operation offers high-speed portable Internet services, allowing anytime (while stopping or on the go), anywhere access to the Internet with a high transmission speed by using exclusive terminals or laptop computers, and WiBro was first commercialized in the world using Korean technology. In 2006, KT has successfully performed commercial WiBro services as a trial and in limited areas, and from April 2007, we have been actively seeking to provide WiBro services to the whole areas of Seoul, including the major buildings, and major university campuses in the Seoul metropolitan area. Future plans to expand WiBro service areas into the Seoul metropolitan area are currently underway. As of 2007, KT WiBro services can be enjoyed by anyone with a mini-PC, WiBro laptop computer, WiBro telephone which combines a CDMA mobile telephone and KT WiBro or USB-shaped “Dongle” connected to a laptop computer. Preparations are being made to enable future KT WiBro use with various mobile devices, such as PMPs and tablet PCs. KT will create a mobile culture for its customers through KT WiBro which shall offer to the users not only its basic function of Internet access but also other services, such as combined Webmail, two-way visual communications, PC control for controlling computers at home, tailored information services linked with real-time search and mobile UCC. Through KT WiBro, KT will lead the Mobile 2.0 generation, a next-generation mobile environment in which users may utilize the information and contents they need based on two-way communication.

Mega TV (IPTV) is a typical service which combines communications and broadcasting, brought about by the emergence of the convergence era among industries and the accelerated process of producing high-speed networks and multimedia contents. Mega TV can be briefly defined as: (1) Internet services, such as information search, games, exchanging messages and shopping, which until now users could only access using their personal computers; (2) VOD services, allowing users to watch a variety of contents, such as movies, dramas and educational programs, at any time they wish; and (3) convergence services which enable users to conveniently enjoy, with simple operation, high definition multi-channel broadcasting programs via high-speed Internet networks and the TV. KT will pursue the continued growth of convergence between communications and broadcasting by early popularization of IPTV services.

Megapass FTTH is an access network technology based on optical cables with connections to homes using optical cables and it will constitute a growth momentum offering new values to customers with the best speed and quality. With the help of Megapass FTTH, customers will be able to use the latest multimedia contents, such as Mega TV and network games, at the most stable and fast speed, and residential units including single-houses and small apartments will be able to enjoy the true optical communications high-speed Internet. With its Megapass FTTH trial offering in 2004, KT will lead the new Internet world by facilitating further distribution of Megapass FTTH services.

KT’s solution business is composed of total IT solutions, such as Bizmeka and ICC (International Computing Center), that will help raise corporate efficiency and competitiveness, and various Care solutions, such as robots, security, visuals, medicine and educational services. KT is currently in the process of transforming itself into a “Total Solution Provider” that offers a range of different solutions for increasing the efficiency and convenience of both corporate and individual customers.

The new businesses mentioned above are expected to not only bring about a favorable business outcome to KT, but also help defend the existing fixed-line market and promote the competitiveness of our high-speed Internet services. KT intends to continue to develop and nurture new businesses so that we could become a business frontier in the areas of fixed-mobile consolidation, communications-broadcasting-home appliances convergence and cross-industry convergence, based on our past success in the area of industry-service convergence.

The statements above are based on KT’s estimates (analyses, assumptions, etc.) and offered for the sole purpose of helping to better understand KT at present. Consequently, investors should note that they must not rely solely upon KT’s estimate materials (analyses, assumptions, etc.) when making their investment decisions.

(5)	Organization Chart

CEO
Financial Management Office
Public Relations Office
Ethics Management Office
IT Planning Office
Corporate Strategy Group
Corporate Relations Grp.
Management Support Group
Strategy Planning Office
Business Structure Planning Office
Innovation Planning Office
Management Research Institute
Corporate Relations Office
Corporate Relations Support Office
Human Resources Office
Purchasing Strategy Office
Assets Management Office
Human Resources Development Center
New Business Group
Growing Business Group
Marketing Group
Customer Relations Group
Business Group
Network Group
New Business BU
BcN BU
Future Technology Research Laboratory
Infrastructure Research Institute
WiBro BU
Media BU
Solution BU
Marketing BU
Information Security BU
Marketing Research Institute
Sales BU
Customer Service BU
Biz Consulting BU
U-City Public Customer Sales BU
Corporate Customer Sales BU
IT BU
Network Management BU
Technology Engineering BU
Technology Support BU
Network Technology Research Laboratory
Global Business BU
RBU (Regional Business Unit) (11)
(Metropolitan North RBU, Metropolitan South RBU, Metropolitan West RBU, Busan RBU, Jeonnam RBU, Daegu RBU, Chungnam RBU, Jeonbuk RBU, Gangwon RBU, Chungbuk RBU, Jeju RBU)
District Offices (69) / NSCs (31) / Network Provision Centers (10)

4.	Matters related to Revenue

A.	Revenue

(Unit: Million Won)

Items	3rd Quarter 26th Term	3rd Quarter 25th Term	25th Term (Yearly)
Internet Connection	1,581,251	1,617,232	2,145,823
Internet Application	294,557	210,848	279,797
Data	1,219,662	1,217,591	1,615,116
Telephone	3,110,227	3,239,207	4,229,435
LM	1,205,085	1,312,010	1,737,063
Wireless	1,140,599	1,026,166	1,361,603
SI Project	184,555	131,247	211,712
Real Estate	167,850	111,531	163,482
Others	19,308	21,875	28,039
Total	8,923,094	8,887,707	11,772,070

B.	Routes and Methods of Sales

(1)	Organization Structure of Sales

•	Internal Distribution Organizations: Regional Business Units (11), District Office/Branch Office (419), Distribution Centers (10), Customer Center (1)

•

External Distribution Organizations: Sales Agencies and Intern Stores*, Specialty Stores, Agencies, Tel-Plazas, Fixed-Mobile Combination Stores**, Specific Telecommunications Service Providers, Affiliates

*	Intern Stores: stores that are eligible to become sales agencies once they prove that they are able to generate sizeable sales for a specified period of time.

**	Fixed-Mobile Combination Stores: a new customer service space KT started that enables customers to actually experience fixed-mobile, contents and various services, and offers convenient services relating to joining, payment acceptance, etc.

(2)	Sales Channel

•	Sale of goods and provide customer services through branch offices

•	Subscription to goods and services through sales agencies: sales agencies, specialty stores, Tel-Plazas, Darocks, global communications service providers

•	Subscription to goods and services through the Internet (Cyber Customer Management Center)

•	Placement of subscribers and increase cross-sales through the execution of business sales agreements

•	Utilize distribution routes through cooperation with other carriers

(3)	Methods and Conditions of Sales

<Sales Methods>

•	Service fees shall be paid in cash (wire transfer, direct bank transfer, credit cards, etc.)

•	fixed and cordless telephones shall be operated in the form of unit pricing system/partial flat rate system and Internet access in the form of flat rate system

•	Sale of terminals may involve payments in installments

•	Rental of terminals shall be subject to monthly charges and a discounted rate shall apply during contract period

•	Distribution fees shall take the form of acquisition/maintenance fees

<Conditions for Sales>

•	Discount of Service Fees in accordance with the Period of Use

•	Discount for Contract Term

Category	1 Year	2 Years	3 Years	4 Years
Megapass	5%	10%	15%	20% (limited to Ntopia)
KORNET (Express/Premium)	5%	10%	15%	—
Mega TV	5%	10%	20%	—

•	Additional discounts available for customers who have used the service for at least 3 years

Category	After 3 Years	After 4 Years	After 5 Years	Note
Megapass	2%	3%	5%	—
KORNET (Express/Premium)	2% (Additional Agreement for 1 Year)	3% (Additional Agreement for 2 Years)	5% (Additional Agreement for 3 Years)	When customers enters into an additional Agreement

•	Major Package Discounts

Megapass	Megapass	SHOW
+ SHOW	3~10% Additional discount for service fees according to the Agreement term	10% Discount for monthly service fees (5% for Megapass without Agreement)
Megapass	Megapass	KT WIBRO
+ KT WIBRO	5~10% Additional discount for service fees according to the Agreement term	10~20% Discount for monthly service fees according to the Rate System)
Megapass	Megapass	Mega TV
+ Mega TV	5% additional discount for service fees (limited to Premium, Ntopia and Special)	10~20% Discount according to Megapass product-type in use (limited to Premium, Ntopia and Special)

•	Discounts for Multi-Circuit Use

•	Local Circuit

Category	30,001~40,000	40,001~60,000	Above 60,001	Note
Discount Rate	4%	5%	6%	Limited to Circuits below Low-Speed(300bps)Level

•	Long Distance Circuit

Category	5~9	Above 10	Note
Discount Rate	5%	10%	—

*	Please refer to the explanations for each service provided on our Company Web or the relevant Terms and Conditions for further details.

(4)	Sales Strategy

•	High-speed Internet Service

•	Enhance competitiveness by getting ahead in quality/speed with FTTH offering

•	Satisfy various customer needs and provide differentiated services using additional Megapass services

•	Promote high-quality products and increase sales through up-selling and retention of existing customers

•	WiBro Service

•	Improve distribution networks, terminal design and line-up for the purpose of growing client base

•	Promote cultural marketing through experience stores and target marketing, such as WiBro, U-Campus, laptop rental and securities

•	stimulate early market interest through promotion rate plans and combination products

•	IPTV Service

•	Sell VOD-based Mega TV products to Megapass customers nationwide

•	Expand client base by offering free set-top box rentals (with a 3 year contract) and opportunities to experience KT services

•	Increase synergy, such as up-selling and customer retention, through promoting combination products with Megapass

•	Data Service

•	Promote customer value by offering high-quality stable/unique exclusive networks

•	Offer customized services through professional consulting

•	Telephone Service

•	Focus on retaining local call subscriber base through defending against LNP transfers and cancellations

•	Increase sales efficiency by target marketing based on the analyses of customer service use patterns

•	Promote customer loyalty by operation of the Care Program designed for each customer type and by developing services based on specific customer needs

•	Retain existing customers and tackle Internet telephones through optional calling plans and through the development of combination products

•	Wireless Service

•	Place competitors’ best customers or new customers through the adoption of sales policies different from the competitors

•	Focus on customer retention by engaging in Care activities toward VIP customers

•	Develop additional services and improve the quality of terminals/CS in collaboration with KTF

•	Combination Service

•	Retain existing customers for developing and promoting new combination products centered around Megapass; recruit new clients for such services as KT WiBro and SHOW

•	Continued development and sale of combination products among major services for the purpose of customer retention

9.	Other matters necessary for making investment decisions

A.	Summary of Outside Funding

[Domestic Funding]	(Unit: Million Won)

Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Return, etc.	Term-End Balance	Note
Bank	54,652	52,918	57,613	49,957	Including short-term loan of 40 billion
Insurance Company	—	—	—	—	—
Merchant Bank	—	—	—	—	—
Credit Specialty Financial Company	—	—	—	—	—
Mutual Savings Bank	—	—	—	—	—
Other Banking Institutions	—	—	—	—	—
Total: Banking Institutions	54,652	52,918	57,613	49,957	—
Corporate Bond (Public Subscription)	3,990,000	140,000	350,000	3,780,000	—
Corporate Bond (Private Subscription)	—	—	—	—	—
Capital Increase (Public Subscription)	—	—	—	—	—
Capital Increase (Private Subscription)	—	—	—	—	—
Other	—	60,000	60,000	—	Commercial Paper
Total: Capital Market	3,990,000	200,000	410,000	3,780,000	—
Loan from Shareholders • Officers • Subsidiaries	—	—	—	—	—
Other	—	—	—	—	—
Total	4,044,652	252,918	467,613	3,829,957	—

(Note) Total amount of corporate bonds issued during this term

Publicly subscribed: KRW 140,000 million (not including corporate bonds issued in foreign currency)

Privately subscribed: KRW _______ million

*	The Company has issued $200 million worth of foreign currency corporate bonds during this term.

[Domestic Funding]	(Unit: Million Won)

Source	Balance at the Beginning of the Term	New Fundraising	Reduction due to Return, etc.	Term-End Balance	Note
Banking Institution	—	—	—	—	—
Overseas Securities (Corporate Bond)	1,394,400	186,520	199,870	1,381,050	Including reduction in amount converted to KRW following depreciation of exchange rate
Overseas Securities (Shares, etc.)	—	—	—	—	—
Asset-Backed Securitization	—	—	—	—	—
Other	—	—	—	—	—
Total	1,394,400	186,520	199,870	1,381,050	—

*	1 US$ = 929.6 (at the beginning of the term), 1 US$ = 920.7 (term-end)

*	Effect of conversion following fluctuation of foreign exchange rate is reflected in “Reduction due to Return, etc.”

B.	Credit Rating for Last 3 Years

(1)	Overseas Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type
07/02/2007	—	A	Fitch : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Regular Assessment

04/02/2007	2007 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Occasional Assessment

04/02/2007	2007 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Occasional Assessment

09/26/2006	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Regular Assessment

09/04/2006	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Regular Assessment

04/25/2006	2006 Global Bond	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Occasional Assessment

04/24/2006	2006 Global Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Occasional Assessment

06/20/2005	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Regular Assessment

06/15/2005	—	A3	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Regular Assessment

06/11/2004	2004 Bond	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Regular/ Occasional Assessment

06/09/2004	2004 Bond	Baa1	Moody’s : U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Occasional Assessment

02/27/2004	—	A-	S&P : U.S. (AAA, AA+, AA, AA-, A, ~ D)	Regular Assessment

(2)	Domestic Credit Rating

Date of Assessment	Assessed Securities, etc.	Credit Rating of Assessed Securities	Assessing Company (Scale of Rating)	Assessment Type

03/22/2007	Corporate Bond	AAA	Korea Information Service, National Information & Credit Evaluation, Korea Ratings	Regular Evaluation

06/10/2005	Corporate Bond	AAA	Same as above	“

04/11/2005	Corporate Bond	AAA	Same as above	“

03/11/2005	Corporate Bond	AAA	Same as above	“

08/16/2004	Corporate Bond	AAA	Korea Information Service, National Information & Credit Evaluation	“

06/08/2004	Corporate Bond	AAA	Same as above	“

03/17/2004	Corporate Bond	AAA	Same as above	“

02/18/2004	Corporate Bond	AAA	Same as above	“

06/27/2007	Commercial Paper	A1	Korea Information Service	“

06/21/2007	Commercial Paper	A1	National Information & Credit Evaluation	“

06/29/2006	Commercial Paper	A1	Korea Information Service	“

06/28/2006	Commercial Paper	A1	Korea Ratings	“

06/10/2005	Commercial Paper	A1	National Information & Credit Evaluation, Korea Ratings	“

06/08/2004	Commercial Paper	A1	Korea Information Service, National Information & Credit Evaluation	“

*	Korea Information Service: Korea Information Service Inc., Korea Ratings: Korea Ratings Corporation, National Information & Credit: National Information & Credit Evaluation Inc.

•	Regular evaluation on existing corporate bonds and corporate papers was held, and the Company maintained AAA and A1, which are equal in rating, for all of its assessed securities.

•	Rating Scale

•	Corporate Bond: 10 levels from AAA to D, Commercial Paper: 6 levels from A1 to D

C.	Other Important Matters

Not	applicable.

V.	Matters on Board of Directors etc., Organs of the Company and Subsidiaries

1.	Summary of Board of Directors etc., Organs of the Company

A.	Matters on the Board of Directors System

(1)	Organization

(A)	Rights of the Board of Directors

•	Convocation of general meeting of shareholders

•	Approval of budget

•	Approval of financial statements and business report

•	Establishment, movement and annulment of branch offices

•	Material organizational changes such as dissolution, business transfer, merger and acquisition, etc.

•	Issuance of new shares and disposal of forfeited shares and odd-lot shares

•	Grant and revocation of stock option

•	Bond subscription

•	Long-term loans in excess of loan plan under the Company budget

•	Deciding matters on issuance of convertible bonds and bond with warrants

•	Establishment of subsidiaries and share sale exceeding Won 10 billion

(Share sale less than Won 10 billion is included in the event that transfer of the right of management is accompanied)

•	Investment and guarantee for other enterprises

(Guarantee for the subsidiaries shall be for at least Won 10 billion)

•	Acquisition and disposal of land and buildings worth exceeding Won 10 billion

•	Contribution and donation of an amount exceeding Won 100 million

•	Amendment of the Articles of Incorporation

•	Establishment and amendment of regulations on the Board of Directors

•	Determination on the number and remuneration of senior managers who are not standing directors and regulations of severance payment for officers

•	Reduction of capital and share retirement

•	Appointment and dismissal of directors

•	Issue of shares at a discount

•	Indemnification of directors from their duties to the Company

•	Decisions for share dividend

•	Approval of trades with the largest shareholder of the Company and affiliated persons, and report of such trades to the general meeting of shareholders

•	Capitalization of reserves

•	Approval of transaction between the Company and a director of the Company

•	Installation and operation of committees within the board of directors and appointment of the committee members

•	Determination of assisting experts for directors

•	Organization of the President Recommendation Committee

•	Determination of standards for examination of President candidates

•	Assessment on the President’s performance of the management contract and recommendation for dismissal

•	Decision for standard and payment method of remuneration for the President and standing directors

•	Approval of the President’s recommendation of candidates for and dismissal of standing directors

•	Decision for contract terms on management goal which is to be entered into with the President

•	Mid to long-term management plans

•

Large scale related transactions and related transactions under the Monopoly Regulation and Fair Trade Act (except for related transactions of the total daily or annual trading size worth less than KRW 1 billion)

•	Appointment and dismissal of representative director pursuant to the latter part of Article 25(1) and latter part of Article 25(2) of the Articles of Incorporation

•	Establishment of duties of the representative director pursuant to the latter part of Article 25 (1) of the Articles of Incorporation

•	Final settlement and major management performance for each quarter of a fiscal year

•	Operation of internal accounting management system and review and report on such operation

•	Other matters acknowledged necessary by the Board of Directors or the President, or matters authorized under relevant statutes

(B)	Announcement on Identification of Director Candidates before General Meeting of Shareholders and Recommendation of Shareholders

•	Notice and Announcement of References for Management: February 22, 2007 (*Date of the General Meeting of Shareholders: March 16, 2007)

•	2 Standing Director Candidates, 3 Outside Director Candidates

*	Personal Information of Director Candidates

•	Candidates for Standing Director

Name	Jong-Lok Yoon

Date of Birth	December 17, 1957
Major Occupations and Background

(Present) Vice President, KT Corporation (Head of Growing Business Department)

Bachelor of Aerial Communication, Korea Aerospace University, 1980

Master of Electronics Engineering, Yonsei University, 1992

Telecommunication Course, Michigan State University, 1996

Chief Executive Office Course, Seoul National University, 2003

Entered KT Corporation, 05/1980

e-Biz Managing Director, 03/2001 ~ 02/2003

Managing Director, Marketing Planning Department, 02/2003 ~ 11/2003

Technical Director, 11/2003 ~ 04/2004

Managing Director, New Project Planning Department, 07/2004 ~ 04/2005

Chief of Growing Strategy Department, 09/2005 ~ 11/2005

Chief of R&D Department, 11/2005 ~ 11/2006

Chief of Growing Business Department, 11/2006 ~ Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	03/16/2007 ~ Date of Regular General Meeting of Shareholders, 2008

Name	Jeong-Soo Suh

Date of Birth	January 10, 1958

Major Occupations and Background

(Present) Executive Director, KT Corporation (Head of Planning Department)

Bachelor of Economics, Sungkyunkwan University, 1984

Master of Economics, Yonsei University, 1988

Entered KT Corporation, 02/1983

Partnership Promotion Team Manager, Privatization Promotion Committee, 02/2001 ~ 02/2002

Head of Global Business Unit, 02/2002 ~ 08/2002

Head of Privatization Promotion Unit, 08/2002 ~ 01/2003

Head of Financial Management Office, 01/2003 ~ 11/2004

Head of Planning & Coordination Office, 12/2004 ~ 08/2005

Head of Planning Department, 09/2005 ~ Present

Recommender	Representative Director, President (approved by the board of directors)

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	03/16/2007 ~ Date of Regular General Meeting of Shareholders, 2008

•	Candidates for Outside Director

Name	Paul Chang Yi (Chang Yub Yi)

Date of Birth	May 30, 1967

Major Occupations and Background

(Present) President, Coca-Cola Korea Co., Ltd.

Bachelor of Accounting, University of Texas at Austin, U.S., 1989

Master of Business, Columbia Business School, U.S., 1995

Auditor, Arthur Andersen, U.S., 1989 ~ 1990

Sales Representative, P & G, U.S., 1990 ~ 1993

Product Manager, Colgate-Palmolive, U.S., 1995 ~ 1998

Global Business Manager, Oral-B Laboratories, U.S., 1998 ~ 1999

President, Hershey Food Corporation Korea Branch, 1999 ~ 2001

Executive Director, Head of Marketing Department, Haitai Confectionery & Foods Co., Ltd., 2001 ~ 2005

President, Nong Shim Kellogg Co., 2005 ~ 2006

President, Coca-Cola Korea Co., Ltd., 2006 ~ President

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	03/16/2007 ~ Date of Regular General Meeting of Shareholders, 2010

•	Candidates for Outside Directors who are to Act as Auditors

Name	Jeong-Ro Yoon

Date of Birth	July 21, 1954

Major Occupations and Background

(Present) Professor, School of Humanities and Social Science, Korea Advanced Institute of Science and Technology

Bachelor of Sociology, Seoul National University, 1977

Master of Sociology, Harvard University, U.S., 1984

Doctor of Sociology, Harvard University, U.S., 1989

Associate Professor and Professor, School of Humanities and Social Science, Korea Advanced Institute of Science and Technology, 1991 ~ Present

Member of Presidential Advisory Council on Science & Technology, 2000 ~ 2004

Director, (Foundation) IT Thinknet, 2000 ~ Present

Vice President, Korea Association for Information Society, 2002 ~ 2006

Member of Public Service Evaluation Committee of the Prime Minister, 2003 ~ 2006

Director, Korea Science and Engineering Foundation (Department of Science & Technology), 2004 ~ Present

Vice President, Korean Sociological Association, 2006 ~ Present

Outside Director, KT Corporation, 2004 ~ Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	03/16/2007 ~ Date of Regular General Meeting of Shareholders, 2010

Name	Kon-Sik Kim

Date of Birth	January 10, 1955

Major Occupations and Background

(Present) Professor, College of Law, Seoul National University

Bachelor of Law, College of Law, Seoul National University, 1977

Master of Law, Graduate School of Law, Seoul National University, 1979

Graduated from Harvard Law School, U.S., 1980

Doctor of Law, Washington State University, U.S., 1995

Professor, College of Law, Seoul National University, 1986 ~ Present

Member of Subcommittee for Amendment of Commercial Code, Judicial Affairs Assistance Committee, Ministry of Justice, 1997 ~ Present

Member of Ministry of Financial Industry Development Council, Finance and Economy, 1998 ~ 2004

Vice President, Korea Securities Law Association, 2000 ~ Present

Member of Supervision Committee of Accounting, Financial Supervisory Commission, 2001 ~ 2003

Consultant, The Int’l Bank for Reconstruction and Development (IBRD), 2002 ~ 2005

Vice President, Korean Institute of Directors, 2006 ~ Present

Outside Director, KT Corporation, 2004 ~ Present

Recommender	Outside Director Candidate Recommendation Committee

Relationship with the Largest Shareholder	None

Transaction between the Candidate and the Company for Past 3 Years	None

Term of Office	03/16/2007 ~ Date of Regular General Meeting of Shareholders, 2010

(C)	Establishment and Organization of Outside Director Candidate Recommendation Committee

•	Enactment of regulations for operation of Outside Director Candidate Recommendation Committee (01/20/2003)

•	Appointment of Members and Chairman of Outside Director Candidate Recommendation Committee (01/08/2007)

Name	Outside Director	Note

Kook-Hyun Moon	O	At least 1/2 of the directors shall be outside directors (satisfied provisions under Article 191-16(3) of the Securities and Exchange Act)
Stuart B. Solomon	O
Do-Hwan Kim	O
Thae-Surn Khwarg	O
Jong-Kyoo Yoon	O
Jeong-Soo Suh	X

*	Director Kook-Hyun Moon has resigned from his position as an outside director on August 23, 2007

(D)	Current Status of Outside Directors (As of September 30, 2007)

Name	Education	Experience	Relationship with the Largest Shareholder, etc.	Reasons for Disqualification

Jeong-Ro Yoon	- Bachelor of Sociology, Seoul National University - Doctor of Sociology, Harvard University	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	Not Applicable	Not Applicable

Stuart B. Solomon	- Bachelor of Biochemistry, Syracuse University	- Worked at Peace Corps - Korea Exchange Bank, New York Branch - (Present) President, Metlife Co., Ltd.	Not Applicable	Not Applicable

Do-Hwan Kim	- Bachelor of Business, Sungkyunkwan University - Doctor of Business, Northwestern University	- Researcher, KISDI - (Present) Professor, Business Administration & Accounting, Sejong University	Not Applicable	Not Applicable

Kon-Sik Kim	- Bachelor of Law, Seoul National University - Doctor of Law, Washington Staten University	- Vice President, Korea Institute of Directors (Present) Professor, College of Law, Seoul National University	Not Applicable	Not Applicable

Thae-Surn Khwarg	- Bachelor of History, Columbia University - Doctor of Law, Harvard Law School	- Assistant Manager, ING Bearings Seoul Branch - (Present) Representative Director/President, SEI Asset Korea Co., Ltd.	Not Applicable	Not Applicable

Jong-Kyoo Yoon	- Bachelor of Business, Sungkyunkwan University - Doctor of Business, Sungkyunkwan University	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Jang	Not Applicable	Not Applicable

Paul Chang Yi (Chang Yub Yi)	- Bachelor of Accounting, University of Texas at Austin - Master of Business, Columbia Business School	- President, Hershey Food Corporation Korea Branch - President, Nong Shim Kellogg Co. - (Present) President, Coca-Cola Korea Co., Ltd.	Not Applicable	Not Applicable

(2)	Operation of the Board of Directors

(A)	Operational Rules of the Board of Directors

•	Convocation: by the President or the Chairman

•	Issues to be Submitted and Discussed: Please refer to “Rights of the Board of Directors” specified above

•

Resolution: A resolution of the Board of Directors Meeting shall be adopted by the affirmative vote of the majority of directors presented at the meeting, provided that the majority of the registered directors are present at the meeting.

•	A resolution shall be adopted by the affirmative vote of two thirds of the registered directors in the event of sales of a subsidiary’s shares accompanied by transfer of the right of management

•	A resolution shall be adopted by the affirmative vote of two thirds of the registered outside directors in the event the subject of the meeting is on recommendation for dismissal of the President

(B)	Major Activities of the Board of Directors/

(C)	Major Activities of Outside Directors

Order	Date	Subject	Result of Discussion	Number of Attending Outside Directors (Attending/Total)	Note
First	01/08	1) Appointment of the members and the Chairman of the Outside Director Candidate Recommendation Committee	Committee member appointed	7/8	—

Second	01/25	2) Approval of Financial Statements of the 25th Term	Original proposal approved	5/8	—

		3) Business Report of the 25th Term	Original proposal approved

		4) Funds Program of 2007	Proposal received

Third	02/06	5) Amendment of part of Article of Incorporation at the 2007 Regular General Meeting of Shareholders	Original proposal approved	8/8	—

		6) Recommendation of candidates for the Audit Committee members	Original proposal approved

		7) Approval on recommendation of candidates for standing directors	Original proposal approved

		8) Standard for and payment method of remuneration for the President and standing directors	Original proposal approved

		9) Limit of remuneration for directors, 2007	Original proposal approved

		10) Convocation of Regular General Meeting of Shareholders of 25th Term	Original proposal approved

		11) Approval of Financial Statements of 25th Term	Original proposal approved

		12) Business Report of 25th Term	Original proposal approved

		13) Report on operational condition of internal accounting management system of Fiscal Year 2006	Proposal received

		14) Report on validity of the Audit Committee	Proposal received

		15) Report on operational condition of internal accounting management system of Fiscal Year 2006 (prepared by the Audit Committee)	Proposal received

Fourth	02/22	16) Extension of Period of Money Market Trust for treasury share fund	Original proposal approved	7/8	—

		17) Approval of IT Hosting Service Agreement with Metlife Co., Ltd.	Original proposal approved

		18) Approval of the limit for total business volume with KTF in 2007	Original proposal approved

Fifth	03/29	19) Appointment of the Chairman of the Board of Directors and members of the committees within the Board	Original proposal approved	8/8	—

		20) Enactment of Corporate Governance Charter	Original proposal approved

		21) Disposal of Treasury Shares for payment of long-term piece rate	Original proposal approved

		22) Payment of long-term incentives	Original proposal approved

Sixth	04/26	23) Statement of Accounts for 1st Quarter of Fiscal Year 2007	Proposal Received	7/8	—

Seventh	05/16	24) Plans to increase shareholder value	Original proposal approved	5/8	—

Eighth	07/26	25) Approval of Shareholder’s Agreement in connection with Skylife foreign capital inducement	Original proposal approved	8/8	—

		26) Promotion of K Project	Amended proposal approved

		27) Report on operational condition of internal accounting management system of the First Half of Fiscal Year 2007	Proposal Received

		28) Statement of Accounts for the First Half of Fiscal Year 2007	Proposal Received

Ninth	09/20	29) Appointment of members for Related Transactions Committee	Committee member appointed	7/7	—

		30) Plans to increase shareholder value	Original proposal approved

		31) Formation of Contents Investment Source Pool	Vetoed

		32) Business plan for I Project	Re-presented

(D)	Organization and Activities of the Committee within the Board of Directors

•	Organizational Status of the Committee (As of September 30, 2007)

Title	Organization	Name	Purpose of Establishment and Authority	Note
Audit Committee	4 Outside Directors	Do-Hwan Kim (Chairman) Jeong-Ro Yoon Kon-Sik Kim Jong-Kyoo Yoon	Matters on Accounting, Audit on Business of the Company, etc.	—

Outside Director Candidate Recommendation Committee	5 Outside Directors 1 Standing Director	Jong-Kyoo Yoon (Chairman) Kook-Hyun Moon Stuart B. Solomon Do-Hwan Kim Thae-Surn Khwarg Jeong-Soo Suh (Standing Director)	Examination of qualification of outside director candidates, recommendation at the general meeting of shareholders, etc.	Organized on 01/08/2007 Director Kook-Hyun Moon resigned on 08/23/2007

Standing Committee	3 Outside Directors	Joong Soo Nam (Chairman) Jong-Lok Yoon Jeong-Soo Suh	Matters authorized by the board of directors with regards to management general and financial affairs, etc.	—

Evaluation & Compensation Committee	5 Outside Directors	Jong-Kyoo Yoon (Chairman) Jeong-Ro Yoon Stuart B. Solomon Do-Hwan Kim Thae-Surn Khwarg	Management Agreement with President, Assessment, etc.	—

Committee on Related Transactions	4 Outside Directors	Thae-Surn Khwarg (Chairman) Stuart B. Solomon Kon-Sik Kim Chang Yub Yi	Review on Related Transactions	—

•	Activities

[Evaluation & Compensation Committee]

Order	Date	Subject	Result of Discussion	Note
First	01/08	1) Check records of “Intensification of External Competitiveness”, a progression index	Proposal received	—

Second	01/17	2) Report on composite records of 2006 CEO management assessment	Amended proposal received	—

		3) Report on 2007 CEO management index set up	Proposal received

Third	02/06	4) Standard and payment method of remuneration for the President and standing directors	Amended proposal approved	—

		5) Limit of remuneration for directors, 2007	Original proposal approved

		6) Result of 2006 CEO management assessment	Original proposal approved

		7) 2007 CEO management goal	Amended proposal approved

Fourth	04/26	8) Report on Plan for Assessment/Management of 2007 CEO management goal	Proposal received	—

Fifth	07/26	9) Operation Plan of Performance Review Session	Amended proposal received	—

Sixth	08/30	10) Report on records of the First Half of 2007 CEO Management Goal	Proposal received	—

Seventh	09/20	11) Report on Consulting Company Study	Proposal received	—

[Outside Director Candidate Recommendation Committee]

Order	Date	Subject	Result of Discussion	Note
First	01/08	1) Outside Director Candidate Recommendation Support Plan	Proposal approved	—

Second	01/17	2) Report on Activities Plan of Investigation Agency	Proposal received	—

Third	01/31	3) Organization of Selection Advisory Council	Advisory Council organized	—

Fourth	02/05	*Evaluation of KT Outside Director Candidates and Discussion on Recommendation Method	Discussed	—

Fifth	02/05	5) Recommendation of Candidates for Outside Directors - Jeong-Ro Yoon, Kon-Sik Kim, Chang Yub Yi	Candidates confirmed	—

[Standing Committee]

Order	Date	Subject	Result of Discussion	Note
First	02/15	1) Corporate Bond Issuance Plan for 1st ~ 2nd Quarter of 2007	Original proposal approved	—

Second	03/19	2) Movement, Change of Name and Annulment of Branch Office	Original proposal approved	—

Third	04/29	3) Movement of Branch Office	Original proposal approved	—

Fourth	05/28	4) Movement of Branch Office	Original proposal approved	—

Fifth	06/29	5) Conversion of KT Strategy Fund-Invested Enterprise into an Investor Company	Original proposal approved	—

Sixth	07/26	6) Correction of the Location of Branch Office	Original proposal approved	—

[Committee on Related Transactions]

Order	Date	Subject	Result of Discussion	Note
First	02/22	1) Approval of the limit for total business volume with KTF in 2007	Original proposal approved	—

Second	07/26	2) Approval on Continuous Trading with Affiliates throughout 2007	Original proposal approved	—

Third	08/30	3) Approval for Related Transactions with KT Capital Corporation	Original proposal approved	—

[Audit Committee]

Please refer to “(2) Major Activities of Audit Committee” under “B. Audit System” below.

B.	Audit System

(1)	Audit Institution

(A)	Establishment, Method of Organization, etc. of Audit Committee (Auditors)

•	Purpose of operational regulations for Audit Committee

•	To regulate matters necessary for effective operation of Audit Committee

•	Rights and Duties

•

The Audit Committee may audit accounting and affairs of the Company, and demand, whenever necessary, directors of the Company to report on the matters relevant to the business affairs of the Company. The Committee may work on the matters provided under the relevant statute, the Articles of Incorporation or operational rules of the Audit Committee and those authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by the resolution of the general meeting of shareholders, and the members of the Committee shall include at least 1 financial expert.

(B)	Preparation of Internal Device for Access to Management Information Necessary for Audit

•	Types of Meeting

•	The Committee shall hold a regular meeting in the first month of every quarter of a year and may hold a provisional meeting whenever necessary

•	Right of Convocation

•	The Audit Committee Meeting shall be convened by the Chairman of the Committee upon request of the President or a member of the Committee.

•	Convocation Process

•

The Chairman shall send every member of the Committee a notice specifying date, location and subject of the meeting through facsimile, telegram, registered mail or other electronic measures, within 3 days before the date of meeting.

•	The Committee shall make a deliberation or resolution on the following matters:

•	Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an extraordinary meeting of shareholders

•	Investigation and statement on agenda and documents of the General Meeting of Shareholders

•	Matters on Directors and Board of Directors

•	Report to the Board of Directors on a director’s activities that are in violation of relevant statues or the Articles of Incorporation

•	Preparation and submission of Audit Report on financial statements, etc. that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a director

•	Request for report on performance of directors

•	Assessment and report of operational status of internal accounting management system

•	Matters authorized by the Board of Directors

•	Matters on Audit

•	Request on performance of directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Commercial Code

•	Receipt of report from a director

•	Representative of the Company in an action between a director and the Company

•	Decision on institution of a lawsuit upon a minority shareholder’s request for institution of a suit against directors

•	Approval for appointment and change • dismissal of external auditor (the “Auditor”)

•	Receipt of report prepared by the Auditor on dishonesty of directors in performance of duty or material fact that are in violation of relevant statutes or the Articles of Incorporation

•	Receipt of report prepared by the Auditor on the Company’s violation of accounting standards in its accounting method, etc.

•	Assessment on audit of the Auditor

•	Assessment on independency of the Auditor

•	Pre-approval on services provided by the Auditor

•	Receipt of auditing plans for the year and the audit result

•	Assessment on the internal control system

•	Verification on performance pursuant to corrective measures ordered as a result of audit

•	Approval for and recommendation of dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimate

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of whistle-blowing system

•	Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities.

(C)	Personal Information of Members of the Audit Committee
(Auditor)

Name	Education	Experience	Note
Do-Hwan Kim	- Bachelor of Business, Sungkyunkwan University - Doctor of Business, Northwestern University	- Researcher, KISDI - (Present) Professor, Business Administration & Accounting, Sejong University	—

Jeong-Ro Yoon	- Bachelor of Sociology, Seoul National University - Master/Doctor of Sociology, Harvard University	- Vice President, Korean Sociological Association - (Present) Professor, School of Humanities and Social Science, KAIST	—

Kon-Sik Kim	- Bachelor of Law, College of Law, Seoul National University - Obtained a doctorate from Washington State University	- Vice President, Korea Institute of Directors - (Present) Professor, College of Law, Seoul National University	—

Jong-Kyoo Yoon	- Bachelor of Business, Sungkyunkwan University - Doctor of Business, Sungkyunkwan University	- Vice Representative, Samil Pricewaterhouse Coopers - Vice Chairman, Kookmin Bank Private Banking Group - (Present) Standing Consultant, Kim & Jang	—

(2)	Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note
First	01/24	1) Report on Final Audit of Fiscal Year 2006	Original proposal received	—

		2) Report on Audit Records of 2006 and Audit Plan for 2007	Original Proposal received

		3) Approval of Financial Statements of 25th Term	Original proposal approved

		4) Business Report of 25th Term	Original proposal approved

		5) Appointment of Outside Auditor for Fiscal Years 2007~2009 and Approval for 2007 Remuneration	Original proposal approved

Second	02/05	6) Report on operational condition of internal accounting management system of Fiscal Year 2006	Proposal received	—

		7) Report on Validity of the Audit Committee	Proposal received

		8) Report on operational condition of internal accounting management system of Fiscal Year 2006 (prepared by Audit Committee)	Proposal received

Third	02/22	9) Report on agenda of General Meeting of Shareholders for 25th Term and Result on Document Investigation	Proposal received	—

		10) Audit Report for Regular General Meeting of Shareholders of 25th Term	Proposal received

		11) Written Opinion on operational status of internal compliance device of the Audit Committee	Proposal received

Fourth	03/29	12) Appointment of the Chairman of the Audit Committee	Original proposal approved	—

		13) Appointment of Outside Director of consolidate company for Fiscal Year 2007	Original proposal approved

		14) Approval of audit service on result of Fair value assessment of KTF	Original proposal approved

		15) Report on the result of consolidated settlement of account for Fiscal Year 2006	Proposal received

		16) Report on 2007 Outside Auditor Audit Plan	Proposal received

Fifth	04/26	17) Approval for appointment of and remuneration for Jeil FDS Outside Director of Fiscal Year 2007	Original proposal approved	—

		18) Statement of Accounts of 1st Quarter of Fiscal Year 2007	Proposal received

		19) Report on business records and plans of 1st Quarter of 2007	Proposal received

Sixth	06/25	20) Report on English Business Report (Form20F) for Fiscal Year 2006	Proposal received	—

Seventh	07/25	21) Report on Final Audit of the First Half of Fiscal Year 2007	Proposal received	—

		22) Statement of Accounts of the First Half of Fiscal Year 2007	Proposal received

		23) Report on operational condition of internal accounting management system of the First Half of 2007	Proposal received

		24) Report on audit records and plans of 2nd Quarter of 2007	Proposal received

Eighth	08/30	25) Approval on appointment of and fee for non-audit service of KT Japan by external auditors in Fiscal year 2007.	Original proposal approved	—

C.	Matters on Shareholder’s Exercise of Voting Right

(1)	Adoption of Concentrated Voting System

•	Automatic implementation of concentrated voting system following completion of privatization in 2002

(2)	Adoption of Written Voting System or Electronic Voting

•	Adoption of written voting system in accordance to change in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

(3)	Exercise of Rights of the Minority Shareholder

•	The minority shareholder’s rights was exercised most recently at the 24th Regular General Meeting of Shareholders in 2006

<24th Regular General Meeting of Shareholders (March 10, 2006)>

Shareholder	Contents of the Minority Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the regular general meeting of shareholders	Recommendation of candidates for outside directors who are to be the members of Audit Committee	Candidates recommended through shareholder proposal was defeated at the regular general meeting of shareholders (concentrated voting)	Article 191-14, Securities and Exchange Act

Jai Sik Ji and others	Request for concentrated voting	Request for concentrated voting for appointment of outside directors who are to be the members of Audit Committee	Candidates recommended through shareholder proposal was defeated at the regular general meeting of shareholders (concentrated voting)	Article 191-18, Securities and Exchange Act

D.	Remuneration of Officers, etc.

(1)	Remuneration Paid to Directors (including Outside Directors) and Members of Audit Committee (Auditors)

(Unit: Million Won)

Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Note
3 Standing Directors	27.4	50	9.1	- including long-term piece rate
8 Outside Directors	1.9		0.24

- long-term piece rate

*expenses necessary for business are separately paid (after-tax payment)

- expenses for business activities: KRW 4 million/month

- actual expenses for attendance: KRW 1 million/conference

*	The total amount paid is calculated based on the amount actually paid, not including labor cost for appropriation; it reflects total amount of yearly piece rate paid.

*	Outside Director Kook-Hyun Moon resigned on August 23, 2007

(2)	Grant • Exercise of Stock Option

[As of September 30, 2007]	(Unit: Won, Share)

Holder	Relationship	Date of Grant	Granting Method	Type of Share	Changed Volume			Unexer- cised	Period for Exercise	Exercise Price	Closing Price
					Granted	Exercised	Revoked
Yong Kyung Lee	Registered Officer	12/26/2002	Grant of Treasury Share	Common Share	300,000	—	—	253,100	12/27/ 2004 ~ 12/26/ 2009	70,000	45,950
Tae Won Jung	Registered Officer	12/26/2002	Grant of Treasury Share	Common Share	100,000	—	—	45,145	Same as Above	70,000	45,950
Young Han Song	Registered Officer	12/26/2002	Grant of Treasury Share	Common Share	60,000	—	—	28,717	Same as Above	70,000	45,950
Ahn Yong Choi	Registered Officer	12/26/2002	Grant of Treasury Share	Common Share	60,000	—	—	32,170	Same as Above	70,000	45,950
Hong-Seek Chun	Registered Officer	12/26/2002	Grant of Treasury Share	Common Share	100,000	—	—	12,500	Same as Above	70,000	45,950
Hyun Jun Jang	Registered Officer	09/16/2003	Grant of Treasury Share	Common Share	5,200	—	—	3,000	09/17/ 2005 ~ 09/16/ 2010	57,000	45,950
Hui Chang Roh	Registered Officer	02/04/2005	Grant of Treasury Share	Common Share	60,000	—	—	43,153	02/05/ 2007 ~ 02/04/ 2012	54,600	45,950
Total	—	—	—	—	685,200	—	—	417,785	—	—	—

Note 1) The closing price is the closing price as of September 28, 2007.

89

2) The relationship is that of the date of grant

3) Difference between the number of shares granted and the number shares with stock option unexercised: adjustment of number of shares granted that are interlocked with management result and length of continuous service

E.	Application for Directors’ and Officers’ Liability Insurance

(1)	Outline of Directors’ and Officers’ Liability Insurance

[As of September 30, 2007]	(Unite: Thousands of Won)

Title	Amount of Insurance Premium Paid		Maximum Amount Insured	Note
	Amount Paid for the Term	Accumulated Amount Paid (including the Amount Paid for the Term)
Directors’ and Officers’ Liability Insurance	601,400	4,509,304	50,000,000	—

(2)	Grounds for and Process of Application

•	Application after reporting the Board of Directors (approved at the directors’ meeting: 99.5)

•	Insurance thereafter is renewed regularly every year

(3)	The Insured

•	Officers above the level of assistant managing director (including outside directors)

•

Officers mentioned above include officers of the Company who had been, are and will be appointed or designated, and officers who are appointed or designated during the insurance period are automatically insured

(4)	Damages Insured

•	Damages to shareholders and a third party caused by the insured in violation of the duty of reasonable care in performance of his/her business

•	“Damages” is a concept which includes amount of compensation, amount ordered by the court, settlement amount and attorneys fees.

(5)	Exclusion

-	The insurance company shall not be liable to make any payment for loss in connection with any claim or claims made against the directors or officers:

	arising out of, based upon or attributable to the gaining in fact of any personal profit or advantage to which they were not legally entitled;

‚	arising out of, based upon or attributable to the committing in fact of any dishonesty or criminal act.

ƒ	arising out of , based upon or attributable to the payment to the insured of any remuneration without the previous approval of shareholders of the Company, which payment without such previous approval shall be held to have been illegal;

„	arising out of, based upon or attributable to profits in fact made from the purchase or sale by the insured of securities of the Company using non-public information in a manner held to have been illegal;

…	arising out of, based upon or attributable to payment of commissions, gratuities, benefits or any other favor provided to or from the benefits of any;

•

Political group; government official; director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

•	The Wrongful Act of any Director or officer shall not be imputed to any other Director or Officers for the purpose of determining the applicability of the foregoing exclusions (5)  through (5) …

*	Special Agreement for Exclusion Clause

•	Punitive damages

•	Nuclear energy liability

•	Provision of professional service

•	Securities Exchange Act and other relevant statutes

•	Violation of Employee Retirement Income Security Act

•	Year 2000

•	Compulsion, intimidation, corrupt act

•	Request for compensation between the insured persons

•	Claim for damages filed by the majority shareholder

•	Governme-ntrelated authorities

•	Immunity from liability for terrorist acts, etc.

VII.	Matters on Officers and Employees

2.	Current Status of Employees

(As of September 30, 2007)	(Unite: Thousands of Won)

Type	Number of Employees					Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	Office Staff	Technical Workers	Research Staff	Other	Total
Male	5,779	24,175	689	878	31,521	19.5	1,312,655	41.64	—
Female	2,980	1,866	157	594	5,597	17.13	196,144	35.04	—
Total	8,759	26,041	846	1,472	37,118	19.14	1,508,799	40.65	—

*Above	data does not include 60 officers and 288 who are treated as managing directors.